UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 16 August 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2012



Q4 FY12

KEY FEATURES

Year on year*

↗ Operating profit[(1)] increased by 80% at R5.9bn (US$759m)

↗ Headline earnings per share more than doubled at 551 SA cents (US$71 cents)

↗ Gold production slightly down by 2% at 39 642kg (1 274 520oz)

↗ Cash operating costs increased to R270 918/kg (US$1 085/oz)

↗ Various safety achievements and awards

↗ Final dividend declared of 50 SA cents

- total dividends declared for FY12 90 SA cents

Quarter on quarter*

↗ Operating profit[(1)] increased by 24% at R1.4bn (US$171m)

↗ Gold production increased by 14% at 9 964kg (320 351oz)

↗ Cash operating costs decreased to R279 719/kg (US$1 071/oz)

↗ Basic earnings per share decreased to 11 SA cents (US$1 cent)

↗ Headline loss per share of 20 SA cents (US$2 cents)

- increase in deferred tax rate due to improved life of mine plans
- increased exploration expenditure

* Including discontinued operations.
(1) 'Operating profit' is comparable to the term 'production profit' in the segment report in the financial statements and not to the operating profit line in the income statement.

FINANCIAL SUMMARY FOR THE FOURTH QUARTER ENDED 30 JUNE 2012

		*Quarter June 2012	*Quarter March 2012	Q on Q variance %	*Year ended June 2012	*Year ended June 2011	Y-on-Y Variance %
Gold produced	– kg	9 964	8 753	14	39 642	40 535	(2)
	– oz	320 351	281 415	14	1 274 520	1 303 228	(2)
Cash operating costs	– R/kg	279 719	293 842	5	270 918	226 667	(20)
	– US$/oz	1 071	1 182	9	1 085	1 009	(8)
Gold sold	– kg	10 038	8 559	17	39 545	41 043	(4)
	– oz	322 728	275 177	17	1 271 399	1 319 563	(4)
Gold price received	– R/kg	421 672	419 649	–	419 492	307 875	36
	– US$/oz	1 615	1 688	(4)	1 680	1 370	23
Operating profit[(1)]	– R million	1 390	1 123	24	5 896	3 275	80
	– US$ million	171	145	18	759	468	62
Basic earnings per share	– SAc/s	11	235	(95)	600	144	>100
	– USc/s	1	30	(97)	77	20	>100
Headline earnings	– Rm	(87)	1 007	<(100)	2 372	957	>100
	– US$ million	(11)	130	<(100)	305	135	>100
Headline earnings per share	– SAc/s	(20)	234	<(100)	551	223	>100
	– USc/s	(2)	30	<(100)	71	31	>100
Exchange rate	– R/US$	8.12	7.73	5	7.77	6.99	11

* Including discontinued operations.
(1) 'Operating profit' is comparable to the term 'production profit' in the segment report in the financial statements and not to the operating profit line in the income statement.

Shareholder information		
Issued ordinary share capital at 30 June 2012		431 564 236
Issued ordinary share capital at 31 March 2012		431 471 444
Issued ordinary share capital at 30 June 2011		430 084 628
Market capitalisation		
At 30 June 2012	(ZARm)	33 015
At 30 June 2012	(US$m)	4 037
At 31 March 2012	(ZARm)	35 980
At 31 March 2012	(US$m)	4 688
At 30 June 2011	(ZARm)	38 686
At 30 June 2011	(US$m)	5 724
Harmony ordinary share and ADR prices		
12 month high (1 July 2011 – 30 June 2012) for ordinary shares		R115.75
12 month low (1 July 2011 – 30 June 2012) for ordinary shares		R72.84
12 month high (1 July 2011 – 30 June 2012) for ADRs		US$14.87
12 month low (1 July 2011 – 30 June 2012) for ADRs		US$8.70
Free float		100%
ADR ratio		1:1
JSE Limited		HAR
Range for quarter (1 April – 30 June 2012 closing prices)		R72.84 – R89.00
Average daily volume for the quarter (1 April – 30 June 2012)		1 491 325 shares
Range for quarter (1 April – 30 June 2011 closing prices)		R83.29 – R103.25
Average daily volume for the quarter (1 April – 30 June 2011)		1 543 143 shares
Range for the year (1 July 2011 – 30 June 2012 closing prices)		R72.84 – R115.75
Average daily volume for the year (1 July 2011 – 30 June 2012)		1 518 116 shares
Range for the year (1 July 2010 – 30 June 2011 closing prices)		R71.90 – R103.25
Average daily volume for the year (1 July 2010 – 30 June 2011)		1 568 140 shares
New York Stock Exchange, Inc including other US trading platforms		HMY
Range for quarter (1 April – 30 June 2012 closing prices)		US$8.70 – US$11.04
Average daily volume for the quarter (1 April – 30 June 2012)		2 069 561 shares
Range for quarter (1 April – 30 June 2011 closing prices)		US$12.34 – US$15.57
Average daily volume for the quarter (1 April – 30 June 2011)		2 771 880 shares
Range for the year (1 July 2011 – 30 June 2012 closing prices)		US$8.70 – US$14.87
Average daily volume for the year (1 July 2011 – 30 June 2012)		2 321 783 shares
Range for the year (1 July 2010 – 30 June 2011 closing prices)		US$9.72 – US$15.57
Average daily volume for the year (1 July 2010 – 30 June 2011)		2 558 248 shares
Investors' calendar		**2012**
Investor day		29 August
Release Annual Report FY12		25 October
Release Quarter 1 of FY13 results		7 November
Annual general meeting		27 November





Harmony's Integrated Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its Annual Report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2011 are available on our website: **www.harmony.co.za**

HARMONY™

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.

These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

Competent person's declaration

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Reserves and resources South Africa:

Jaco Boshoff, Pri Sci Nat, who has 16 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).

Reserves and resources PNG:

Stuart Hayward for the Wafi-Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley mineral resources and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a member of the Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as defined by the code.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wafi-Golpu Services Limited. Mr Francis and Mr Kruger are full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is Harmony's joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wafi-Golpu project.

The Mineral Resources and Reserve information as at 30 June 2012 will be released on 29 August 2012.

Chief executive officer's review

As a team, we have had extensive engagement with our shareholders, members of the media and other stakeholders during the past quarter. It has struck me on more than one occasion how surprised many of our visitors have been – at the range of our operations, at the capital we have invested, at the depth and breadth of the skills and experience base that we have developed. What has struck home for many of them – and for me personally – is that the Harmony of today is a very different one to that of yesteryear. We have, I believe, established a platform of excellence and leadership in many areas, strategic planning and determined effort.

Everything we do at Harmony is based on our values – safety, honesty, achievement, accountability and connectedness. This means we do what is right for our people, our assets, our business and our stakeholders.

We understand that our credibility depends on delivery, so we plan carefully before we commit. We have seen some significant improvements during financial year 2012 in safety and production at some of our mines – at others we acknowledge that more needs to be done. We have introduced short interval controls at each shaft and monitor and assess our performance on a daily basis. The company has continued to build its strong financial position, as well as its relationships with various stakeholders in the areas that we mine in.

Safety and values

It is with deep regret that I report that Narciso Jose Matusse, an engineering assistant at Evander, died in a work-related incident during the quarter. We extend our deepest sympathy to his family and colleagues.

Safety at Harmony encompasses two elements: systems/standards on the one hand and culture on the other. Implementing world-class safety systems/standards at our shafts is a straight-forward, though painstaking task in which we are making good progress. We are closing the gaps, where required.

Changing a culture though is much more difficult. During the year we conducted a cultural alignment survey and asked employees which values support their activities at Harmony on a day to day basis. The feedback from the cultural alignment process was used to prepare a cultural change programme. Our people are our gold and the cultural alignment programme aims to reinforce that.

The values shared by our workforce are:

1. **Safety** is our main priority – no matter what the circumstances are

2. We acknowledge that we are **accountable** for delivering on our commitments

3. **Achievement** is core to our success

4. We are **connected** with all our stakeholders as a team.

5. In all our business dealings we uphold **honesty** and communicate openly with stakeholders.

Safety therefore starts with me, and likewise with each of our employees. Our value stipulates that we behave safely in everything we do – 'zero harm, zero accidents, zero fatalities'. Although we are making progress, as can be seen in the improvement in the safety indicators on page 5, our aim remains to have no fatalities at all. I am confident that we can do so.

Gold market

Quarter on quarter the gold price in US dollar terms was 4% lower. The weakening of the R/$ exchange rate from R7.73 to R8.12 in the same period, resulted in the R/kg gold price received being 0.5% higher at R421 672/kg.

Year-on-year, the US dollar gold price received increased by 23% from an average of US$1370/oz for the previous financial year to US$1680/oz during the past year. During the same period the Rand weakened by 11% against the US dollar, resulting in an increase in the gold price of 36% in R/kg terms from R307 875/kg in the previous financial year to R419 492/kg in the past year – leaving the company with strong margins.

We remain bullish on the gold price and believe that it will resume its upward trend in FY13 as uncertain economic times prevail.

Operational and financial results

The quarter compared well to the first and second quarter with respect to tonnage production and proved that the operations can do better through focussed planning and execution of the plan. Gold production for the June 2012 quarter was 14% higher than the previous quarter, driven by higher tonnage and improved grade. Operating profit increased by 24% to R1.4 billion when compared to the March 2012 quarter. Cash operating cost per unit improved by 5% quarter on quarter, at R279 719/kg. Total operating costs were higher, mainly due to an increase in electricity tariffs and consumables.

Year on year, the group increased its operating profit by 80% to R5.9 billion, compared to the R3.3 billion operating profit generated in the 2011 financial year. Gold production decreased marginally from 40 535kg to 39 642kg. Cash operating cost per kilogram of gold produced increased by 20% to R270 918/kg, while cash operating costs in US$/oz terms only increased by 8% as a function of the weakening of the R/US$ exchange rate by 11% to R/US$ 7.77.

A net profit of R2.6 billion was generated for the year – this represents a four-fold increase on the R617 million profit recorded in 2011. Net profit for the quarter decreased to R47 million, mainly due to year-end deferred tax adjustments.

Headline earnings and headline earnings per share (HEPS) more than doubled year on year, from R957 million to R2.4 billion and 223 SA cents to 551 SA cents respectively. Due to an increase in the deferred tax rates as a result of improved life of mine plans, increased exploration expenditure, an increase in depreciation and amortisation as well as a change in estimate of gold in lock-up (primarily at St Helena plant, Steyn plant and Kalgold), a headline loss of R87 million and headline loss per share of 20 SA cents were recorded for the June 2012 quarter.

Wafi-Golpu

Results from the resource definition programme have been extremely encouraging with the resource potential at Wafi-Golpu continuing to improve with on-going drilling.

At Golpu four holes targeting the upper levels of the resource model in the lift 1 area intersected broad zones of strongly mineralised hornblende porphyry containing up to 5% chalcopyrite, which are:

WR433: 440m @ 1.22%Cu, 0.53 g/t Au from 346m

including: 190m @ 2.57% Cu and 1.15 g/t Au from 594m

This particular intercept has extended the high grade mineralised hornblende porphyry 80m north of the previous drilling and it remains open through the grid to the north. The result from WR433, together with intercepts from WR432, and WR434 also indicate better continuity of high-grade mineralised porphyry than currently modelled. Increased volumes of high-grade porphyry mineralisation in the upper levels of the deposit are now being realised.

The resource drilling has also confirmed a new zone of gold mineralisation located immediately west of the Golpu copper-gold orebody. WR426 intersected 157m @ 1.0g/t Au from 269m. This intercept is along strike from previous intercepts reported in WR392 (85m @ 3.2g/t Au from 302m), and WR397 (10m @ 9.1g/t Au from 389m). The continuous zone of gold mineralisation has now been developed over a 200m strike, and remains open in all directions. The emergence of this new gold zone highlights the complexity and untapped potential of the Wafi-Golpu system and follow up drilling is planned.

The results of the Golpu pre-feasibility study will be shared with the market on 29 August 2012 at Harmony's Investor Day.

Transformation

The number of historically disadvantaged South Africans (HDSAs) at a management level has increased significantly during the course of financial year 2012 and is now at 43.1%, exceeding the Mining Charter's 2014 target of 40%. The higher percentage is due to an increase of 7.7% at top management level and an increase of 4.1% at senior management level. This once again illustrates Harmony's commitment to transformation.

Environmental management

Harmony received a directive in November 2005 to contribute a third share in the costs of pumping and treatment of the fissure water in the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (KOSH) Basin. On 25 March 2009, Harmony advised the Department of Water Affairs (DWAF) in writing that it was of the opinion that the directive was no longer valid as it had concluded the sale of these assets, which includes the transfer of land to Pamodzi Gold (which is now in liquidation). Harmony further gave notice that it would cease to contribute to these pumping costs as from October 2010.

On 28 August 2009, Harmony requested that DWAF withdraw the directive, which was refused. On this basis Harmony lodged an application with the High Court to have the November 2005 directive set aside. The matter was heard on 24 October 2011 and judgement was handed down on 29 June 2012. The judge dismissed Harmony's application to have the directive set aside. On review of the judgement and guided by Harmony's legal counsel, we filed an application for leave to appeal the judgement on 20 July 2012. We remain confident that Harmony has a compelling legal argument with regards to the legality of the directive issued against it especially as it ceased to be the owner, occupier or user of the land.

Evander transaction

Harmony entered into an agreement with Pan African Resources plc (Pan African Resources) on 30 May 2012 to dispose of its 100% interest in Evander Gold Mines Limited (Evander) for a total consideration of R1.5 billion.

The main conditions precedent are expected to be fulfilled before 31 December 2012.

The approval of the transaction by the Competition Authorities of the Republic of South Africa was obtained on 26 July 2012.

Other main conditions outstanding include:

– Pan African Resources obtaining the relevant shareholder approval for the transaction;

– Consent of the Minister of Mineral Resources to the transfer of the entire issued share capital of Evander to Pan African Resources.

Awards and recognition

Various third parties have acknowledged Harmony for its achievements in the past year. We received the following acknowledgements:

- Govan Mbeki Human Settlement Awards 2012
- SAMREC[1] for the best reporting of Resources and Reserves by a mining or exploration company listed on the JSE Ltd
- Harmony wins 6 out of 7 safety awards at the MineSAFE 2012 Industry Awards
- 4th in Nedbank Carbon disclosure
- Qualified for the Nedbank BGreen Fund
- Included in JSE Socially Responsible Investment Index for 6th consecutive year
- Department of Mineral Resources Millionaire's Award for Safety – Doornkop 1 000 000 fatality free shifts
- International recognition of the significance of the Wafi-Golpu Cu-Au resource expansion through invitation at various international forums
- Harmony's International Mining Insurance Underwriters rating above global industry average

* SAMREC: South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves

Succession

My employment at Harmony would have come to an end during next year in line with Harmony's retirement policy. The Board has, however, requested that I extend my contract by four years. I have agreed and am pleased to be part of Harmony's future for a little while longer. To ensure proper succession planning and organisational efficiency, changes have been made to our management structure. Harmony now only has one chief operating officer in South Africa, Tom Smith and one in PNG, Johannes van Heerden. Both these individuals are supported by very well experienced operational teams.

Dividend

In line with our strategy of generating cash to fund dividends and growth, the Board has agreed to declare a final dividend of 50 SA cents.

Conclusion

Our commitment to our company is measured by sustainable earnings that deliver dividends and growth – we have achieved just that. Harmony has built a reputation for itself as a leading gold mining company in both South Africa and PNG.

We believe that we will measure up to the targets we have set, as we have already demonstrated our ability to take ownership of our responsibility. Our management teams are tenacious, driven, decisive and assertive. There is no reason at all that we should not carry through and achieve our goals. No matter how tough it gets we will not compromise on our values though, even if this does temporarily influence production.

We measure, we measure up and we deliver. Harmony is a global gold mining and exploration company – growing gold production, reserves and profits. This is who Harmony is today.

Graham Briggs
Chief executive officer

Safety and Health

Safety

Safety is Harmony's first priority and has also been identified as one of the company's key values. Harmony remains committed to achieving its production safely and therefore we dedicate our time and resources to ensuring that potential hazards are identified and safety-related accidents are prevented.

During the past quarter, the IRCA Global gap safety audits were completed and IRCA Global work teams are currently assisting the operations to implement systems to bridge shortcomings identified during the audit process. IRCA Global is an internationally recognised company with expertise in the field of safety, health, environmental and quality management.

The high-level audit team has concluded the audit on the management of fatal risks at three operations during the quarter. Tragically, one fatality occurred at Evander during the June 2012 quarter, bringing the total number of fatalities for the group in the 2012 financial year to 15.

Major improvements in all safety parameters and in particular with regard to fatalities were achieved during the June 2012 quarter. The fatality injury frequency rate (FIFR) for the South African operations improved by 82% quarter on quarter and 6% year-on-year, with Kalgold, Phakisa, Target 1, Target 3, Masimong and Joel each recording a fatality free year.

The lost time injury frequency rates (LTIFR) for the South African operations improved for the third consecutive quarter and recorded a 7% improvement during the June 2012 quarter. The Kalgold and Joel operations recorded an LTIFR-free quarter. Most of Harmony's operations reported year-on-year improvements in the LTIFR and an overall improvement of 12% was recorded for Harmony's South African operations, when compared to the previous year. The reportable injury frequency rate (RIFR) for the South African operations improved by 15% quarter on quarter and 10% year-on-year.

It is evident that the increased focus, review, communication and remedial action resulted in an improved safety environment.

Safety achievements for the quarter included:

- Phakisa   –   1 500 000 fatality free shifts
- Free State metallurgical   –   1 250 000 fatality free shifts
  operations

The following shafts also achieved more than 1 million fall-of-ground (FOG) fatality-free shifts during the quarter:

- Doornkop   –   5 169 165 FOG fatality free shifts
- Masimong   –   2 446 802 FOG fatality free shifts
- Bambanani and Steyn 2   –   1 591 079 FOG fatality free shifts
- Phakisa   –   1 558 702 FOG fatality free shifts
- Evander   –   1 411 592 FOG fatality free shifts
- Unisel   –   1 298 173 FOG fatality free shifts
- Target 1   –   1 122 030 FOG fatality free shifts

We are committed to maintaining these safety improvements. Safety continues to be a key priority at all Harmony's operations to ensure the prevention of and reduction in the number of fatal incidents.

Health

Harmony values the safety and health of its employees, since those who are healthy are more likely to be engaged, committed and productive. We are committed to pro-actively enhancing the health and wellness of our employees and to minimising time lost and reduced performance owing to illness. Given the changing health and well-being needs of our workforce, we regularly adapt and revise our wellness programmes.

Our wellness programmes offer a broad framework for pro-active investment in health improvement and prevention to encourage real, long-term behavioural and lifestyle changes. Harmony supports and manages all aspects of employee health and safety through training, risk management and compliance. We empower our staff to take joint responsibility for their health by creating awareness about the causes of illness and providing access to health information.

For more details, see our 2011 Sustainable Development Report on our website at www.harmony.co.za.

Financial overview

QUARTER ON QUARTER

Net profit

The net profit for the June 2012 quarter was R47 million, 95% lower than the previous quarter, mainly due to a deferred tax debit of R270 million compared to deferred tax credit of R652 million in the previous quarter. The reason for the large deferred tax debit is the increase in deferred tax rates following the annual re-assessment of deferred tax rates.

Impairment of investments

During the June 2012 quarter, the reduction in the fair market value of our investment in Witwatersrand Consolidated Gold Resources Limited previously recorded in reserves was transferred to the income statement.

Taxation

The deferred tax debit of R270 million in June 2012 quarter is due to an increase in the life-of-mine deferred tax rates as a result of increase in profitability of life-of-mine plans.

Discontinued operations and assets and liabilities of disposal group classified as held for sale

Evander Gold Mines Limited has been classified as a disposal group held for sale following the signing of a sales agreement on 30 January 2012. On 30 May 2012, Harmony announced the signing of a new sales agreement with Pan African Resources plc.

Sale of Evander 6 and Twistdraai

On 10 September 2010, Harmony concluded a sale agreement with Taung Gold Limited to sell Evander 6, its related infrastructure and Twistdraai areas. The sale was completed in May 2012 and resulted in a post-tax profit of R159 million being recorded in the June 2012 quarter under discontinued operations.

Earnings per share

Total basic earnings per share decreased in the June 2012 quarter from 235 SA cents to 11 SA cents per share. Total headline earnings per share decreased from earnings of 234 SA cents to a loss of 20 SA cents per share. These decreases are due to the effect of deferred tax, exploration expenditure, depreciation and amortisation as well as a change in estimate of gold in lock-up.

Capital expenditure

Total capital expenditure for the June 2012 quarter was R976 million, a R209 million increase in comparison to the March 2012 quarter of R767 million. Total capital expenditure for South African operations increased by R127 million. Total capital spent in Papua New Guinea (PNG) increased by R82 million.

Borrowings

The long term portion of borrowings increased from R1 277 million to R1 503 million in the June 2012 quarter, mainly due to a drawdown of US$40 million on the US dollar syndicated revolving credit facility.

YEAR ON YEAR

Net profit

The net profit for the year ended 30 June 2012 was R2 585 million compared to R617 million for the previous year. This was as a result of the significant higher gold price received for the period of R419 492/kg versus R307 875/kg the previous year.

Earnings per share

Total basic earnings per share for the year ended 30 June 2012 increased from 144 SA cents to 600 SA cents per share. Total headline earnings per share increased from 223 SA cents to 551 SA cents per share.

Exploration expenditure

Exploration expenditure for the year ended 30 June 2012 increased to R500 million compared to R324 million of the previous year. This is mainly as a result of exploration and feasibility studies on the PNG projects, notably Wafi-Golpu.

Deferred tax liabilities

The net deferred tax liabilities for the year ended 30 June 2012 decreased to R2 774 million compared to R3 067 million of the previous year. With the repeal of Secondary Tax on Companies and the introduction of the Dividend Tax in March 2012 quarter, the higher gold mining tax rate formula was repealed. The change in the mining tax rate affected the calculation of deferred tax, resulting in lower deferred tax balances.

Cash flow

The strong cash generated by operating activities for the year ended 30 June 2012 of R4.2 billion paid for capital expenditure of R3.2 billion and reduced the net debt significantly.

NOTICE OF CASH DIVIDEND

Declaration of Ordinary Dividend No. 84

The board has approved and declared a final dividend of 50 SA cents per ordinary share (gross) in respect of the year ended 30 June 2012.

The dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17 (a) (i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:

– The dividend has been declared out of income reserves;
– The local Dividends Tax rate is 15% (fifteen per centum);
– There are Secondary Tax on Companies (STC) credits utilised to the amount of R151 453 252 or 35.09402 SA cents. No STC credits remain after this dividend;
– The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
– The net local dividend amount is 47.76410 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
– Harmony currently has 431 564 236 ordinary shares in issue (which includes 47 382 treasury shares); and
– Harmony Gold Mining Company Limited's income tax reference number is 9240/012/60/0.

A dividend No. 84 of 50 SA cents per ordinary share, being the dividend for the year ended 30 June 2012, has been declared payable on Monday, 17 September 2012 to those shareholders recorded in the books of the company at the close of business on Friday, 14 September 2012. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than Friday, 7 September 2012.

Last date to trade ordinary shares cum dividend	Friday, 7 September 2012
Ordinary shares trade ex-dividend	Monday, 10 September 2012
Currency conversion date in respect of the UK own name shareholders	Monday, 10 September 2012
Record date	Friday, 14 September 2012
Payment date	Monday, 17 September 2012

No dematerialisation or rematerialisation of share certificates may occur between Monday, 10 September 2012 and Friday, 14 September 2012, both dates inclusive, nor may any transfers between registers take place during this period.

Operational overview

GROUP OPERATIONAL RESULTS

Continuing operations (excludes Evander)

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	4 638	4 423	5
Grade (total)	g/t	2.00	1.78	12
Underground grade	*g/t*	*4.21*	*4.06*	*4*
Gold produced	Kg	9 269	7 891	17
Cash operating costs	R/kg	278 091	302 215	8
Operating profit	R'000	1 295 036	948 916	36

Harmony recorded higher production in the June 2012 quarter when compared to the March 2012 quarter. A renewed focus on grade and the introduction of the Short Interval Controls system at most of the group's South African operations, together with fewer stoppages during the quarter, contributed to the improvements recorded.

Quarter on quarter gold production from continuing operations improved by 18% to 9 269kg. This increase in production was due to the 5% increase in tonnes milled and a 12% improvement in recovered grade to 2.00g/t for the quarter – underground grade improved by 4% to 4.21g/t.

Cash operating costs declined by 8% at R278 091/kg as gold production increased, despite the rise in electricity costs due to the annual Eskom price increase and higher winter tariffs.

Operating profit was 37% higher at R1.3 billion, due to increases in recovered grade and revenue.

Although the US dollar gold price received decreased by 4% to US$1 615/oz, from US$1 688/oz in the March 2012 quarter, the Rand gold price received increased by 0.5% from R419 670/kg to R421 565/kg quarter on quarter. The higher R/kg gold price is due to the effect of a 5% weakening of the Rand from R7.73/US$ in the March 2012 quarter to R8.12/US$ in the quarter under review.

BUILD-UP AND STEADY OPERATIONS

Doornkop

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	261	158	65
Grade	g/t	3.11	3.16	(2)
Gold produced	Kg	812	500	62
Cash operating costs	R/kg	282 498	401 952	30
Operating profit	R'000	107 927	15 663	>100

Following the work stoppage to undertake infrastructure repairs on the South Reef during the March 2012 quarter, production during the June quarter of 261 000t resumed at the former, higher level, with production at 812kg for the quarter and recovered grade at 3.11g/t.

Cash operating costs declined by 30% quarter on quarter to R282 498/kg, due to the increase in production volumes. This higher level of production combined with the decrease in unit costs contributed to a significant increase in operating profit to R108 million.

Kusasalethu

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	337	273	23
Grade	g/t	4.72	4.47	6
Gold produced	Kg	1 590	1 221	30
Cash operating costs	R/kg	243 047	289 818	16
Operating profit	R'000	274 292	167 968	63

Kusasalethu had a very good quarter, with tonnes milled being 23% higher at 337 000t and recovered grade improving by 6% at 4.72g/t.

As the first operation to implement the Short Interval Controls system, which assisted in improved production management, Kusasalethu recorded a 30% increase in gold production to 1 590kg. As a result of the higher gold output, cash operating costs improved by 16% to R243 047/kg for the quarter.

Kusasalethu recorded the highest quarterly operating profit in the group of R274 million, a 63% improvement on the March 2012 quarter.

Phakisa

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	153	129	19
Grade	g/t	4.84	4.78	1
Gold produced	Kg	741	616	20
Cash operating costs	R/kg	296 637	328 601	10
Operating profit	R'000	93 710	55 374	69

Tonnes milled continued to increase quarter on quarter with a 19% increase to 153 000t recorded for the June quarter. These higher volumes together with a slight improvement in grade to 4.84g/t resulted in an increase in gold production of 20% quarter on quarter to 741kg.

Cash operating costs improved to R296 637/kg, a result of higher gold production. An operating profit of R94 million was recorded, a 69% increase quarter on quarter.

Hidden Valley (held in Morobe Mining Joint Ventures – 50% of attributable production reflected)

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	459	418	10
Grade	g/t	1.45	1.17	24
Gold produced	Kg	664	490	36
Cash operating costs	R/kg	394 277	427 753	8
Operating profit	R'000	(10 418)	18 910	>(100)

Recovery of operations following the high rainfall experienced in January and February 2012 continued during the June 2012 quarter, resulting in a better production quarter. Hidden Valley produced 664kg of gold and 5 968kg of silver at a cash cost of R394 277/kg. Unit cash costs improved in the June 2012 quarter, but remain high. While trucking of ore to the mill continues to support reduced use of the overland conveyor system, this adds to the high cost profile. The trucking of ore is expected to end by the March quarter of financial year 2013.

The higher production is as a result of a 10% increase in the tonnes milled at 459 000t and 24% increase in the recovered grade at 1.45g/t. However, a loss of R10 million was recorded due to stock pile movements quarter on quarter which had a negative effect on operating profit.

Masimong

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	231	238	(3)
Grade	g/t	3.26	3.26	–
Gold produced	Kg	754	776	(3)
Cash operating costs	R/kg	276 523	264 233	(5)
Operating profit	R'000	108 136	119 556	(10)

While Masimong's grade remained stable quarter on quarter it should benefit going forward from the waste pass commissioned during the quarter. In future, this will enable the separation of reef from waste.

Despite the accumulation of lock-up tonnes in previous quarters, 3% less tonnes were milled during the June quarter, due to a 12% decrease in stoping square metres.

Cash operating costs increased to R276 523/kg owing to the higher electricity winter tariffs and lower production volumes. The higher costs and reduced production also contributed to a lower operating profit of R108 million.

Target 1

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	180	190	(5)
Grade	g/t	4.49	4.54	(1)
Gold produced	Kg	808	862	(6)
Cash operating costs	R/kg	281 736	240 175	(17)
Operating profit	R'000	122 294	148 186	(17)

Tonnage was down 5% to 180 000t, due to load-haul-dump (LHD) trucks and equipment breakdowns, which delayed the loading of the massive stopes. The recovered grade decreased slightly and 808kg gold was produced, a 6% decrease quarter on quarter.

Operating profit decreased by 18% to R122 million due to lower production and a higher cash operating cost of R281 736/kg.

Target 3

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	80	82	(2)
Grade	g/t	3.63	3.61	1
Gold produced	Kg	290	296	(2)
Cash operating costs	R/kg	383 462	354 581	(8)
Operating profit	R'000	12 002	20 423	(41)

The recovered grade at Target 3 improved slightly while 2 000t less were milled during the quarter. This resulted in a 2% decrease in gold production to 290kg.

Operating profit of R12 million was generated – a decrease when compared to the March 2012 quarter, due to higher cash operating costs of R383 462/kg and a decrease in gold production.

Tshepong

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	317	323	(2)
Grade	g/t	3.95	4.02	(2)
Gold produced	Kg	1 252	1 297	(3)
Cash operating costs	R/kg	271 733	244 231	(11)
Operating profit	R'000	184 697	225 386	(18)

An operating profit of R185 million was generated at Tshepong during the quarter. This is 18% less than in the March 2012 quarter, due mainly to the 2% decrease in both tonnes and recovered grade to 317 000t and 3.95g/t respectively. During the quarter, several working panels were upgraded and resultant stoppages led to a decrease in tonnages mined here.

Quarter on quarter, Tshepong produced 4% less gold at 1 252kg, at an 11% higher cash operating cost of R271 733/kg.

OTHER OPERATIONS

Bambanani

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	22	20	10
Grade	g/t	9.14	8.35	9
Gold produced	Kg	201	167	20
Cash operating costs	R/kg	426 204	494 916	14
Operating profit/(loss)	R'000	(400)	(12 782)	97

Both tonnes milled and grade recovered at Bambanani improved by 10% quarter on quarter to 22 000t and 9.14g/t respectively. As a result, gold production increased by 20% to 201kg when compared with the previous quarter.

The increase in volumes and grade, as well as a 14% improvement in cash operating costs, significantly reduced the operating loss to R400 000 as compared to the operating loss of R13 million in the March 2012 quarter.

Steyn 2

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	12	11	9
Grade	g/t	8.75	6.91	27
Gold produced	Kg	105	76	38
Cash operating costs	R/kg	318 895	447 842	29
Operating profit/(loss)	R'000	10 831	(2 379)	>100

Steyn 2 generated an operating profit of R11 million during the quarter; this represents a turnaround from an operating loss of R2 million in the previous quarter. 12 000t were milled at a recovered grade of 8.75g/t, resulting in a quarter-on-quarter increase of 38% in gold production to 105kg.

Cash operating costs improved by 29% to R318 895/kg, due mainly to the increased gold production.

Joel

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	147	113	30
Grade	g/t	5.37	4.03	33
Gold produced	kg	790	455	74
Cash operating costs	R/kg	180 796	281 404	36
Operating profit	R'000	191 871	54 303	>100

Joel recovered well from a disappointing March 2012 quarter, when rope guide repairs in the North Shaft caused a 14-day stoppage and ore tonnage was locked up underground. These tonnes were milled during the June quarter, resulting in a 30% increase quarter on quarter in volumes milled to 147 000t.

The recovered grade improved significantly to 5.37g/t due to improved face grade during the quarter. A 74% increase in gold production for the quarter to 790kg positively affected cash operating costs which decreased by 36% to R180 796/kg.

As a result of improved production results, the operating profit improved more than threefold to R192 million for the quarter.

Unisel

Indicator	Units	June 2012	March 2012	% variance
Tonnes milled	000	112	90	24
Grade	g/t	4.10	3.69	11
Gold produced	Kg	459	332	38
Cash operating costs	R/kg	283 244	356 738	21
Operating profit	R'000	65 127	19 679	>100

Unisel generated a R65 million operating profit during the quarter, a threefold improvement on the March 2012 quarter. Given the 24% increase in tonnes milled to 112 000t at an improved recovered grade of 4.10g/t, gold production rose by 38% to 459kg.

Cash operating costs declined by 21% to R283 244/kg due to the higher gold production during the quarter.

TOTAL SOUTH AFRICAN SURFACE OPERATIONS

Continuing Operations (excluding Evander surface sources)

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	2 327	2 378	(2)
Grade	g/t	0.35	0.34	3
Gold produced	Kg	803	803	–
Cash operating costs	R/kg	249 867	275 157	9
Operating profit	R'000	134 967	118 629	14

Gold production at the South African continuing surface sources remained steady at 803kg, a function mainly of the 3% improvement in the recovered grade to 0.35g/t for the quarter. This was offset by the 2% decrease in tonnes milled.

Surface sources generated an operating profit of R135 million due to the increase in gold production and an improvement in cash operating costs of R249 867/kg.

Kalgold

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	337	310	9
Grade	g/t	0.81	0.73	11
Gold produced	Kg	273	225	21
Cash operating costs	R/kg	251 015	323 222	22
Operating profit	R'000	43 983	25 607	72

Mining at Kalgold was done from both the A-zone and the Watertank pits during the quarter and 337 000t were milled. The 11% improvement in the recovered grade to 0.81g/t at Kalgold was mainly due to the higher grade ore mined at the Watertank pit.

Gold production improved by 21% quarter on quarter to 273kg, due to the increases in both volumes and grade. The higher volumes resulted in a 22% decline in cash operating costs to R251 015/kg.

Kalgold generated an operating profit of R44 million, which compares favourably with the R26 million generated during the March 2012 quarter.

Phoenix (tailings)

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	1 290	1 256	3
Grade	g/t	0.155	0.160	(3)
Gold produced	Kg	200	200	–
Cash operating costs	R/kg	252 790	241 480	(5)
Operating profit	R'000	33 866	39 159	(14)

Tonnes treated increased by 3% quarter on quarter to 1 290 000t, with similar gold production to that in the March 2012 quarter being recorded owing to a slight decrease in the recovered grade to 0.155g/t during the quarter.

Operating profit decreased by 14% to R34 million quarter on quarter, due mainly to higher cash operating costs of R252 790/kg. Higher cash operating costs were mainly a result of price increases reagents and higher winter electricity tariffs.

Surface dumps (excluding Evander surface sources)

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	700	812	(14)
Grade	g/t	0.47	0.47	–
Gold produced	Kg	330	378	(13)
Cash operating costs	R/kg	247 145	264 365	7
Operating profit	R'000	57 118	53 863	6

Tonnage processed decreased to 700 000t for the quarter, due to an increase in underground tonnage milled. Recovered grade remained stable at 0.47g/t. Gold production declined to 330kg due to the reduction in volumes processed during the quarter.

Operating profit increased by 6% to R57 million, due to improved cash operating costs of R247 145/kg for the quarter.

DISCONTINUED OPERATION – EVANDER

Total Evander (Underground and surface)

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	147	172	(15)
Grade	g/t	4.73	5.01	(6)
Gold produced	kg	695	862	(19)
Cash operating costs	R/kg	301 429	217 194	(39)
Operating profit/(loss)	R'000	95 141	173 911	(45)

Evander underground

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	97	123	(21)
Grade	g/t	6.70	6.75	(1)
Gold produced	kg	650	830	(22)
Cash operating costs	R/kg	304 085	214 901	(42)
Operating profit/(loss)	R'000	87 977	169 427	(48)

Evander surface sources

Indicator	Units	June 2012	March 2012	% variance
Tonnes	000	50	49	2
Grade	g/t	0.90	0.65	38
Gold produced	kg	45	32	41
Cash operating costs	R/kg	263 067	276 656	5
Operating profit/(loss)	R'000	7 164	4 484	60

Evander had a challenging quarter following the failure of the bull ring on the rock winder, which resulted in a nine-day stoppage in June 2012. No blasting, tramming or hoisting of rock were done during this period and this contributed to a 21% quarterly decrease in tonnes milled to 97 000t.

The recovered grade regressed slightly to 6.70g/t and together with the decrease in volumes resulted in gold production of 650kg, a decrease of 22% quarter on quarter.

Operating profit fell to R88 million on the quarter, a result of decreased gold production while cash operating costs increased to R304 085/kg, mainly due to lower production and higher electricity costs during the quarter.

Development

The main purpose of development is to explore the potential of future mining operations. A development programme is vital to the life of a mine. The on-reef development grade of a shaft is an indication of the grades that will be mined in future. Important information such as expected geological structures, dip of the orebody and channel width is derived.

Depending on the shaft layout – such as the length of the raise line and spacing – ledging and stoping will take place approximately 18 to 36 months after on-reef development. Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to be profitably mined and to continuously upgrade resources to reserves.

Mineral reserves block grades vs development grades
June 2012


Cmg/t
3,000
2,500
2,000
1,500
1,000
500
0
TSHEPONG
PHAKISA
BAMBANANI
DOORNKOP
KUSASALETHU
TARGET
MASIMONG
EVANDER
UNISEL
JOEL
Mineral reserves block grade (cmg/t)
Rolling 4 quarter average development grade (cmg/t)
Current quarter average development grade (cmg/t)

Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Doornkop

Subsequent to the shaft infrastructure upgrade during the previous quarter, all on-reef development on the South Reef has been restarted. This contributed to a much improved development grade during the current quarter.

Kusasalethu

The quarter on quarter development grade is in line with that of the previous quarter and continues to support the resource estimates.

Phakisa

Further progress was made with development towards the north and, as expected, these areas continued to return good grades. Good grades were also intersected in the development towards the south, resulting in an improved development grade for this quarter compared to the previous quarter.

Masimong

Development grades improved in the June 2012 quarter as a result of the better grades intersected in the B Reef development. Basal Reef development grades were in line with the previous quarter but were below expectation.

Target 1 (narrow reef mining)

The raises developed for narrow reef mining on the Dreyerskuil formation returned good values during the quarter and is in line with our expectations. These results confirm that there would be an improvement in the grades of the narrow reef stoping as these areas are mined.

Target 3 (narrow reef mining)

Development grades were in line with those of the previous quarter. There was, however, a delay at Target 3 with the start-up of a new Basal Reef raise line which resulted in no on-reef development for this reef during the quarter.

Tshepong

The Basal Reef development grades improved on a quarterly basis and continue to return good results, especially from the areas to the west of the shaft and the decline area. The B Reef grade was lower quarter on quarter due to poorly developed reef that was intersected in some of the on-reef development.

Bambanani

All development is taking place in the shaft pillar. There was a quarter on quarter increase in the wide raise development grade due to the advancement beyond the localised lower-grade area back into the higher grade areas.

Evander

More winzes have been started up in the payshoot which resulted in a solid improvement in the development grade during this quarter.

Joel

There was a decrease in development grades at Joel with the completion of some of the higher-grade on-reef development during the quarter.

Unisel

At Unisel, the development grade of the Basal Reef improved further owing to the development of higher grade pillars. The Leader Reef grade was in line with that in the previous quarter but remains better than expected and continues to return encouraging results. There was no development of the Middle Reef during the quarter.

Exploration highlights

International (Papua New Guinea)

Morobe Mining Joint Venture (50% Harmony)

Wafi-Golpu

At Golpu, four holes targeting the upper levels of the resource model intersected broad zones of strongly mineralised hornblende porphyry containing up to 5% chalcopyrite. Drillhole WR433, which intersected 440m @ 1.22% Cu and 0.53g/t Au from 346m, including 190m @ 2.57% Cu and 1.15g/t Au, extends the higher grade mineralisation 80m north of previous drilling. The mineralisation remains open in this direction. Continuity of the high grade within the upper levels of the system has been demonstrated and potential exists for an improved grade of the resource. Other significant results include:

- WR432 608m @ 0.82% Cu and 0.39g/t Au from 126m, including 178m @ 2.17% Cu and 0.97g/t Au
- WR434 702m @ 1.69% Cu and 0.82g/t Au from 80m

Figure 1: Plan view of the Wafi transfer structure


PLAN VIEW
Miapilli
Porphyry
Target
Northern Zone
WR426 157m @ 1.0g/t Au
Golpu(1)
19.3Moz Au
9.0Mt Cu
4400mRL
profile
WR397 10m @ 9.1g/t Au
WR426
WR433
WR432
721,000mN
WR434
WR392 85m @ 3.2g/t Au
Nambonga(1)
1.0Moz Au
Diatreme
Golpu
WR432 608m @ 0.82% Cu, 0.39g/t Au
incl. 178m @ 2.17% Cu, 0.97g/t Au
WR433 440m @ 1.22% Cu , 0.53g/t Au
incl. 190m @ 2.57% Cu, 1.15g/t Au
WR434 702m @ 1.69% Cu, 0.82g/t Au
Wafi(1)
6.2Moz Au
NORTH
720,000mN
local mine grid
500 m
20,000mE

The presence of a new gold zone, referred to as the Northern Zone, has been confirmed west of Golpu with WR426 intersecting 157m @ 1.0g/t Au from 269m. This intercept is along strike from WR392 (85m @ 3.2g/t Au) and WR397 (10m @ 9.1g/t Au). This mineralisation has been identified over a 200m strike and remains open in all directions. The emergence of the Northern Zone demonstrates the potential for new gold discoveries in the Wafi-Golpu complex. Follow-up drilling is planned.

Exploration in search of new discoveries continued within the Wafi Transfer Zone, the Hidden Valley-Wau district and on regional prospects. Drilling within the Wafi Transfer Zone at the Kesiago prospect has intersected a zone of quartz vein stockwork within metasediments in drillhole KDH009 that returned 246m @ 0.61g/t Au from surface, confirming the presence of porphyry-related mineralisation. Drilling is targeting higher grade mineralisation below this zone. Drill testing at Zimake is also underway.

Hidden Valley district exploration

Drilling at Kerimenge, located four kilometres east-northeast of the Hidden Valley mine, is testing the depth and strike extensions to the historical gold resource. The regional exploration campaign advanced with surface sampling at the Garawaria prospect, 60km southeast of Hidden Valley. Very good results from trench sampling confirm the presence of an extensive anomalous gold zone spanning several hundred metres over one kilometre of strike. Drill testing is planned.

PNG exploration (Harmony 100%)

Mt Hagen Project (EL1611 & EL1596)

At Mt Hagen, exploration work focused on review and target development of the Penamb and Penamb NE area of the Kuringa Intrusive Complex

In addition initial field reconnaissance was commenced at the Maramp prospect located approximately 23km east of Kurunga. A total of 442 ridge and spur soil samples, and 185 rock chip samples were collected during the quarter.

Penamb Prospect (EL1596)

Drilling at Penamb prospect was completed in April and comprised the bottom 388.5m of PND005. All results for the programme have been received:

- PNDD004; 379m @ 0.1% Cu, 135ppm Mo from 198m
- PNDD005; 264m @ 0.13% Cu, 107ppm Mo from 20m

A detailed prospect review was undertaken during the quarter including 3D geological modelling. A key finding was that the eastern side of the system has not yet been tested. Late, barren felsic porphyry was encountered in PND002 and PND005. This intrusive cut and stoped out Cu mineralisation, yet the eastern area contains anomalous Au and Cu geochemistry over +500m of strike and has not yet been drill tested.

Penamb East Prospect (EL1611)

Last quarter, ridge and spur soil sampling at the Penamb East prospect outlined an epithermal gold target comprising a +0.1g/t Au soil anomaly 1km in length, with individual assays ranging up to 0.3g/t Au.

An initial first pass drill proposal comprising three holes over 1 200m was submitted for review.

Maramp Prospect (EL1596)

The Maramp prospect is located approximately 23km east of Kurunga and is being targeted for porphyry copper-gold mineralisation. The prospect was identified on the basis of coincident copper-zinc stream sediment anomalism in historic sampling (no gold assays) underlain by a magnetic intrusive.

Initial geological mapping has identified alterations in isolated outcrops over 1.5km of strike. Potassic alteration (with poorly developed, quartz-pyrite-chalcopyrite +/-bornite and quartz-molybdenum veins), phyllic alteration (quartz-pyrite veins with sericite alteration) and argillic alteration (clay pyrite) were observed at separate outcrops. This, together with numerous locals panning for gold in the alluvials downstream, provided encouragement for follow up soil sampling.

Some 442 ridge and spur soils and 32 rock chip samples were collected. Assays are pending.

Southern Highlands project (EL1786)

A helimagnetic–radiometric survey was completed over EL1786 for a total of 3 614 line kilometres. Line spacing was 200m, oriented north-south, at a flying height of 80m. Preliminary imagery is included below in figure 2 below.

Figure 2


• Major intrusive system
• 4km diameter
• Target: Porphyry copper gold and related skarn (similar to OK Tedi, Grasberg)
EL 1786
5km

In general, the magnetics support the geological mapping. However, there are a number of areas where the new data reflects unmapped faults and intrusive units. The Kopiago intrusion has been fully resolved and shows both deep and shallow components. The system is approximately 4km across, and comparable with magnetic intrusive systems at Ok Tedi and Grasberg.

To the southwest of Kopiago, a second intrusion appears to have been partially imaged, although the bulk of its response is off the tenement. There are, however, near-surface, scattered, skarn-like responses which are contained within the EL. Interestingly, the Kopiago intrusion sits on or is cut by a prominent NW-SE trending structure. This parallels a regional structure cutting Porgera. Some of the other intrusive stocks in the area do not have this common feature.

Geological interpretation continues with ground verification and mapping underway.

HARMONY

Operating results (Rand/Metric) (US$/Imperial)

			South Africa																		International			Discontinued Operations		
			Underground production												Surface production											
		Three months ended	Bambanani	Doornkop	Joel	Kusasalethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Unisel	Total Underground	Kalgold	Phoenix	Dumps	Total Surface	Other	Total South Africa	Hidden Valley	Other	Total Continuing Operations	Evander	Evander Surface	Harmony Total
Ore milled	**– t'000**	**Jun-12**	**22**	**261**	**147**	**337**	**231**	**153**	**12**	**180**	**80**	**317**	**112**	**1 852**	**337**	**1 290**	**700**	**2 327**	**–**	**4 179**	**459**	**–**	**4 638**	**97**	**50**	**4 785**
		Mar-12	20	158	113	273	238	129	11	190	82	323	90	1 627	310	1 256	812	2 378	–	4 005	418	–	4 423	123	49	4 595
Gold produced	**– kg**	**Jun-12**	**201**	**812**	**790**	**1 590**	**754**	**741**	**105**	**808**	**290**	**1 252**	**459**	**7 802**	**273**	**200**	**330**	**803**	**–**	**8 605**	**664**	**–**	**9 269**	**650**	**45**	**9 964**
		Mar-12	167	500	455	1 221	776	616	76	862	296	1 297	332	6 598	225	200	378	803	–	7 401	490	–	7 891	830	32	8 753
Gold produced	**– oz**	**Jun-12**	**6 462**	**26 106**	**25 399**	**51 120**	**24 242**	**23 824**	**3 376**	**25 978**	**9 324**	**40 253**	**14 757**	**250 841**	**8 777**	**6 430**	**10 610**	**25 817**	**–**	**276 658**	**21 348**	**–**	**298 006**	**20 898**	**1 447**	**320 351**
		Mar-12	5 369	16 075	14 629	39 256	24 949	19 805	2 443	27 714	9 517	41 699	10 674	212 130	7 234	6 430	12 153	25 817	–	237 947	15 754	–	253 701	26 685	1 029	281 415
Yield	**– g/tonne**	**Jun-12**	**9.14**	**3.11**	**5.37**	**4.72**	**3.26**	**4.84**	**8.75**	**4.49**	**3.63**	**3.95**	**4.10**	**4.21**	**0.81**	**0.16**	**0.47**	**0.35**	**–**	**2.06**	**1.45**	**–**	**2.00**	**6.70**	**0.90**	**2.08**
		Mar-12	8.35	3.16	4.03	4.47	3.26	4.78	6.91	4.54	3.61	4.02	3.69	4.06	0.73	0.16	0.47	0.34	–	1.85	1.17	–	1.78	6.75	0.65	1.90
Cash operating costs	**– R/kg**	**Jun-12**	**426 204**	**282 498**	**180 796**	**243 047**	**276 523**	**296 637**	**318 895**	**281 736**	**383 462**	**271 733**	**283 244**	**271 108**	**251 015**	**252 790**	**247 145**	**249 867**	**–**	**269 126**	**394 277**	**–**	**278 091**	**304 085**	**263 067**	**279 719**
		Mar-12	494 916	401 952	281 404	289 818	264 233	328 601	447 842	240 175	354 581	244 231	356 738	296 184	323 222	241 480	264 365	275 157	–	293 903	427 753	–	302 215	214 901	276 656	293 842
Cash operating costs	**– $/oz**	**Jun-12**	**1 632**	**1 082**	**692**	**931**	**1 059**	**1 136**	**1 221**	**1 079**	**1 469**	**1 041**	**1 085**	**1 038**	**961**	**968**	**947**	**957**	**–**	**1 031**	**1 510**	**–**	**1 065**	**1 165**	**1 008**	**1 071**
		Mar-12	1 991	1 617	1 132	1 166	1 063	1 322	1 801	966	1 426	982	1 435	1 191	1 300	971	1 063	1 107	–	1 182	1 721	–	1 216	864	1 113	1 182
Cash operating costs	**– R/tonne**	**Jun-12**	**3 894**	**879**	**972**	**1 147**	**903**	**1 437**	**2 790**	**1 265**	**1 390**	**1 073**	**1 161**	**1 142**	**203**	**39**	**117**	**86**	**–**	**554**	**570**	**–**	**556**	**2 038**	**237**	**582**
		Mar-12	4 133	1 272	1 133	1 296	862	1 569	3 094	1 090	1 280	981	1 316	1 201	235	38	123	93	–	543	501	–	539	1 450	181	560
Gold sold	**– Kg**	**Jun-12**	**201**	**817**	**834**	**1 512**	**752**	**739**	**104**	**877**	**314**	**1 247**	**458**	**7 855**	**296**	**206**	**335**	**837**	**–**	**8 692**	**641**	**–**	**9 333**	**660**	**45**	**10 038**
		Mar-12	163	461	386	1 384	755	599	74	801	275	1 262	323	6 483	207	202	379	788	–	7 271	406	–	7 677	850	32	8 559
Gold sold	**– oz**	**Jun-12**	**6 462**	**26 267**	**26 814**	**48 612**	**24 177**	**23 759**	**3 344**	**28 196**	**10 095**	**40 092**	**14 725**	**252 543**	**9 517**	**6 623**	**10 770**	**26 910**	**–**	**279 453**	**20 609**	**–**	**300 062**	**21 219**	**1 447**	**322 728**
		Mar-12	5 241	14 821	12 410	44 497	24 274	19 258	2 379	25 753	8 841	40 574	10 385	208 433	6 655	6 494	12 185	25 334	–	233 767	13 053	–	246 820	27 328	1 029	275 177
Revenue	**(R'000)**	**Jun-12**	**84 640**	**344 493**	**351 648**	**641 580**	**316 679**	**311 212**	**43 824**	**368 359**	**132 225**	**525 128**	**192 912**	**3 312 700**	**124 972**	**87 078**	**140 908**	**352 958**	**–**	**3 665 658**	**268 805**	**–**	**3 934 463**	**279 277**	**19 002**	**4 232 742**
		Mar-12	68 282	193 030	160 893	579 738	316 727	251 284	31 007	335 149	115 179	529 302	135 155	2 715 746	87 531	84 659	159 049	331 239	–	3 046 985	174 823	–	3 221 808	356 635	13 337	3 591 780
Cash operating costs	**(R'000)**	**Jun-12**	**85 667**	**229 388**	**142 829**	**386 444**	**208 498**	**219 808**	**33 484**	**227 643**	**111 204**	**340 210**	**130 009**	**2 115 184**	**68 527**	**50 558**	**81 558**	**200 643**	**–**	**2 315 827**	**261 800**	**–**	**2 577 627**	**197 655**	**11 838**	**2 787 120**
		Mar-12	82 651	200 976	128 039	353 868	205 045	202 418	34 036	207 031	104 956	316 768	118 437	1 954 225	72 725	48 296	99 930	220 951	–	2 175 176	209 599	–	2 384 775	178 368	8 853	2 571 996
Inventory movement	**(R'000)**	**Jun-12**	**(627)**	**7 178**	**16 948**	**(19 156)**	**45**	**(2 306)**	**(491)**	**18 422**	**9 019**	**221**	**(2 224)**	**27 029**	**12 462**	**2 654**	**2 232**	**17 348**	**–**	**44 377**	**17 423**	**–**	**61 800**	**(6 355)**	**–**	**55 445**
		Mar-12	(1 587)	(23 609)	(21 449)	57 902	(7 874)	(6 508)	(650)	(20 068)	(10 200)	(12 852)	(2 961)	(49 856)	(10 801)	(2 796)	5 256	(8 341)	–	(58 197)	(53 686)	–	(111 883)	8 840	–	(103 043)
Operating costs	**(R'000)**	**Jun-12**	**85 040**	**236 566**	**159 777**	**367 288**	**208 543**	**217 502**	**32 993**	**246 065**	**120 223**	**340 431**	**127 785**	**2 142 213**	**80 989**	**53 212**	**83 790**	**217 991**	**–**	**2 360 204**	**279 223**	**–**	**2 639 427**	**191 300**	**11 838**	**2 842 565**
		Mar-12	81 064	177 367	106 590	411 770	197 171	195 910	33 386	186 963	94 756	303 916	115 476	1 904 369	61 924	45 500	105 186	212 610	–	2 116 979	155 913	–	2 272 892	187 208	8 853	2 468 953
Operating profit/(loss)*	**(R'000)**	**Jun-12**	**(400)**	**107 927**	**191 871**	**274 292**	**108 136**	**93 710**	**10 831**	**122 294**	**12 002**	**184 697**	**65 127**	**1 170 487**	**43 983**	**33 866**	**57 118**	**134 967**	**–**	**1 305 454**	**(10 418)**	**–**	**1 295 036**	**87 977**	**7 164**	**1 390 177**
		Mar-12	(12 782)	15 663	54 303	167 968	119 556	55 374	(2 379)	148 186	20 423	225 386	19 679	811 377	25 607	39 159	53 863	118 629	–	930 006	18 910	–	948 916	169 427	4 484	1 122 827
Operating profit/(loss)*	**($'000)**	**Jun-12**	**(49)**	**13 290**	**23 629**	**33 777**	**13 316**	**11 540**	**1 334**	**15 059**	**1 478**	**22 745**	**8 020**	**144 139**	**5 417**	**4 170**	**7 033**	**16 620**	**–**	**160 759**	**(1 284)**	**–**	**159 475**	**10 834**	**882**	**171 191**
		Mar-12	(1 653)	2 025	7 024	21 721	15 461	7 161	(307)	19 163	2 641	29 147	2 545	104 928	3 312	5 064	6 965	15 341	–	120 269	2 446	–	122 715	21 911	580	145 206
Capital expenditure	**(R'000)**	**Jun-12**	**43 188**	**92 378**	**41 879**	**102 993**	**42 103**	**75 172**	**11 051**	**71 160**	**31 806**	**88 812**	**20 333**	**620 875**	**27 592**	**21 598**	**8 926**	**58 116**	**7 866**	**686 857**	**121 347**	**121 656**	**929 860**	**46 530**	**–**	**976 390**
		Mar-12	54 600	62 053	14 059	101 722	44 094	78 103	14 665	59 371	21 770	64 122	17 111	531 670	18 613	2 768	1 414	22 795	9 553	564 018	82 003	78 261	724 282	42 465	–	766 747
Capital expenditure	**($'000)**	**Jun-12**	**5 318**	**11 376**	**5 157**	**12 683**	**5 185**	**9 257**	**1 361**	**8 763**	**3 917**	**10 937**	**2 504**	**76 458**	**3 398**	**2 660**	**1 099**	**7 157**	**969**	**84 584**	**14 943**	**14 982**	**114 509**	**5 730**	**–**	**120 239**
		Mar-12	7 061	8 025	1 818	13 155	5 702	10 100	1 896	7 678	2 815	8 292	2 213	68 755	2 407	358	183	2 948	1 236	72 939	10 605	10 121	93 665	5 492	–	99 157

* Operating profit/(loss) is comparable to the term production profit/(loss) in the segment report in the financial statements and not to the operating profit line item in the income statement.

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

Figures in million	Note	Quarter ended 30 June 2012 (Unaudited)	Quarter ended 31 March 2012 (Unaudited)	Quarter ended 30 June[1] 2011 (Unaudited)	Year ended 30 June 2012	Year ended 30 June[1] 2011 (Audited)
Continuing operations						
Revenue		3 934	3 222	3 153	15 169	11 596
Cost of sales	2	(3 325)	(2 721)	(3 226)	(12 137)	(10 699)
Production costs		(2 639)	(2 273)	(2 360)	(9 911)	(8 504)
Amortisation and depreciation		(548)	(431)	(438)	(1 921)	(1 609)
Reversal of impairment/(impairment) of assets		60	–	(264)	60	(264)
Employment termination and restructuring costs		(11)	(19)	–	(81)	(136)
Other items		(187)	2	(164)	(284)	(186)
Gross profit/(loss)		**609**	**501**	**(73)**	**3 032**	**897**
Corporate, administration and other expenditure		(91)	(96)	(65)	(352)	(322)
Social investment expenditure		(22)	(22)	(15)	(72)	(82)
Exploration expenditure		(161)	(143)	(99)	(500)	(324)
Profit on sale of property, plant and equipment		34	–	5	63	27
Other (expenses)/income – net		(74)	(5)	35	(50)	(21)
Operating profit/(loss)		**295**	**235**	**(212)**	**2 121**	**175**
Loss from associates		–	–	–	–	(51)
Reversal of impairment/(impairment) of investment in associate		–	6	18	56	(142)
Impairment of investments	3	(144)	–	–	(144)	–
Net gain on financial instruments		12	36	21	86	129
Gain on farm-in option		–	–	–	–	273
Investment income		33	25	23	97	133
Finance cost		(69)	(65)	(85)	(286)	(271)
Profit/(loss) before taxation		**127**	**237**	**(235)**	**1 930**	**246**
Taxation		(260)	636	137	63	387
Normal taxation		10	(16)	(1)	(105)	(27)
Deferred taxation	5	(270)	652	138	168	414
Net (loss)/profit from continuing operations		**(133)**	**873**	**(98)**	**1 993**	**633**
Discontinued operations						
Profit/(loss) from discontinued operations	4	180	141	56	592	(16)
Net profit/(loss) for the period		**47**	**1 014**	**(42)**	**2 585**	**617**
Attributable to:						
Owners of the parent		47	1 014	(42)	2 585	617
Earnings/(loss) per ordinary share (cents)	6					
(Loss)/earnings from continuing operations		(31)	202	(23)	463	148
Earnings/(loss) from discontinued operations		42	33	13	137	(4)
Total earnings/(loss)		**11**	**235**	**(10)**	**600**	**144**
Diluted earnings/(loss) per ordinary share (cents)	6					
(Loss)/earnings from continuing operations		(31)	202	(22)	462	148
Earnings/(loss) from discontinued operations		42	32	12	136	(4)
Total diluted earnings/(loss)		**11**	**234**	**(10)**	**598**	**144**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 4 in this regard.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

Figures in million	Note	Quarter ended			Year ended	
		30 June 2012 (Unaudited)	31 March 2012 (Unaudited)	30 June 2011 (Unaudited)	30 June 2012	30 June 2011 (Audited)
Net profit/(loss) for the period		47	1 014	(42)	2 585	617
Other comprehensive income/(loss) for the period, net of income tax		606	(153)	418	1 587	368
Foreign exchange translation		506	(157)	473	1 485	470
(Loss)/gain on fair value movement of available-for-sale investments		(44)	4	(55)	(42)	(102)
Impairment of available-for-sale investments recognised in profit or loss	3	144	–	–	144	–
Total comprehensive income for the period		**653**	**861**	**376**	**4 172**	**985**
Attributable to:						
Owners of the parent		653	861	376	4 172	985
Non-controlling interest		–	–	–	–	–

The accompanying notes are an integral part of these condensed consolidated financial statements.

The reviewed condensed consolidated financial statements for the year ended 30 June 2012 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott. These financial statements were reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 12) and approved by the Board of Harmony Gold Mining Company Limited.

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million	Note	At 30 June 2012	At 31 March 2012 (Unaudited)	At 30 June 2011 (Audited)
ASSETS				
Non-current assets				
Property, plant and equipment		32 853	31 949	31 221
Intangible assets		2 196	2 194	2 170
Restricted cash		36	30	31
Restricted investments		1 842	1 808	1 883
Deferred tax assets		486	1 042	1 149
Investments in financial assets		146	187	185
Inventories		58	165	172
Trade and other receivables		28	35	23
Total non-current assets		**37 645**	**37 410**	**36 834**
Current assets				
Inventories		996	1 086	837
Trade and other receivables		1 245	1 259	1 073
Income and mining taxes		211	142	139
Cash and cash equivalents		1 773	1 427	693
		4 225	3 914	2 742
Assets of disposal groups classified as held for sale	4	1 423	1 326	268
Total current assets		**5 648**	**5 240**	**3 010**
Total assets		**43 293**	**42 650**	**39 844**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		28 331	28 329	28 305
Other reserves		2 444	1 815	762
Retained earnings		3 247	3 200	1 093
Total equity		**34 022**	**33 344**	**30 160**
Non-current liabilities				
Deferred tax liabilities		3 260	3 568	4 216
Provision for environmental rehabilitation		1 865	1 905	1 971
Retirement benefit obligation and other provisions		206	181	174
Borrowings	7	1 503	1 277	1 229
Total non-current liabilities		**6 834**	**6 931**	**7 590**
Current liabilities				
Borrowings	7	313	318	330
Income and mining taxes		1	7	2
Trade and other payables		1 747	1 543	1 746
		2 061	1 868	2 078
Liabilities of disposal groups classified as held for sale	4	376	507	16
Total current liabilities		**2 437**	**2 375**	**2 094**
Total equity and liabilities		**43 293**	**42 650**	**39 844**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)

for the year ended 30 June 2012

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2011	28 305	762	1 093	30 160
Issue of shares	26	–	–	26
Share-based payments	–	95	–	95
Net profit for the period	–	–	2 585	2 585
Other comprehensive income for the period	–	1 587	–	1 587
Dividends paid	–	–	(431)	(431)
Balance – 30 June 2012	**28 331**	**2 444**	**3 247**	**34 022**
Balance – 30 June 2010	28 261	258	690	29 209
Issue of shares	44	–	–	44
Share-based payments	–	136	–	136
Net profit for the period	–	–	617	617
Other comprehensive income for the period	–	368	–	368
Dividends paid	–	–	(214)	(214)
Balance – 30 June 2011	**28 305**	**762**	**1 093**	**30 160**

The statement of changes in equity for the year ended 30 June 2011 has been audited.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

| | Quarter ended | | | | Year ended | |
Figures in million	30 June 2012 (Unaudited)	31 March 2012 (Unaudited)	30 June 2011 (Unaudited)		30 June 2012	30 June 2011 (Audited)
Cash flow from operating activities						
Cash generated by operations	1 211	682	1 052		4 551	2 418
Interest and dividends received	20	32	24		80	140
Interest paid	(38)	(26)	(35)		(141)	(134)
Income and mining taxes (paid)/refunded	(163)	35	(19)		(277)	(45)
Cash generated by operating activities	**1 030**	**723**	**1 022**		**4 213**	**2 379**
Cash flow from investing activities						
(Increase)/decrease in restricted cash	–	–	(4)		–	116
Proceeds on disposal of investment in subsidiary	–	–	–		–	229
Proceeds on disposal of investment in associate	29	193	–		222	–
Payment for Evander 6 and Twistdraai transaction	125	–	100		125	100
Other investing activities	(56)	(33)	(10)		(86)	11
Net additions to property, plant and equipment	(952)	(740)	(829)		(3 139)	(3 110)
Cash utilised by investing activities	**(854)**	**(580)**	**(743)**		**(2 878)**	**(2 654)**
Cash flow from financing activities						
Borrowings raised	342	302	150		1 443	925
Borrowings repaid	(161)	(17)	(415)		(1 248)	(546)
Ordinary shares issued - net of expenses	3	3	15		26	44
Dividends paid	–	(173)	–		(431)	(214)
Cash generated/(utilised) by financing activities	**184**	**115**	**(250)**		**(210)**	**209**
Foreign currency translation adjustments	**(14)**	**(36)**	**8**		**(45)**	**(11)**
Net increase/(decrease) in cash and cash equivalents	346	222	37		1 080	(77)
Cash and cash equivalents - beginning of period	1 427	1 205	656		693	770
Cash and cash equivalents - end of period	**1 773**	**1 427**	**693**		**1 773**	**693**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2012 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the year ended 30 June 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2011, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Cost of sales

	Quarter ended			Year ended	
Figures in million	30 June 2012 (Unaudited)	31 March 2012 (Unaudited)	30 June [1] 2011 (Unaudited)	30 June 2012	30 June [1] 2011 (Audited)
Production costs – excluding royalty	2 623	2 244	2 349	9 791	8 412
Royalty expense	16	29	11	120	92
Amortisation and depreciation	548	431	438	1 921	1 609
(Reversal of impairment)/impairment of assets[2]	(60)	–	264	(60)	264
Rehabilitation expenditure[3]	20	(43)	30	(17)	43
Care and maintenance cost of restructured shafts	19	20	35	88	117
Employment termination and restructuring costs[4]	11	19	–	81	136
Share-based payments	21	21	43	87	125
Other[5]	127	–	56	126	(99)
Total cost of sales	**3 325**	**2 721**	**3 226**	**12 137**	**10 699**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 4 in this regard.

[2] The net reversal in the June 2012 quarter consists mainly of a reversal of R194 million for Target 1 and an impairment of R126 million on Steyn 2.

[3] The credit in the March 2012 quarter relates to a change in estimate on areas where rehabilitation work has been performed.

[4] The amounts for the 2012 financial year relate to restructuring at the Bambanani shaft.

[5] Included in the total for the June 2012 quarter are amounts relating to the change in estimate of gold in lock-up.

3. Impairment of investments

The impairment relates to the reclassification of cumulative fair value losses on the investment in Witswatersrand Consolidated Gold Resources Limited (Wits Gold) from other reserves.

4. Disposal groups classified as held for sale and discontinued operations

Evander Gold Mines Limited

The assets and liabilities of Evander Gold Mines Limited the (Evander), a wholly-owned subsidiary of Harmony Gold Mining Company Limited (Harmony), have been classified as held for sale following signing of a sale of shares and claims agreement on 30 January 2012. On 30 May 2012, Harmony announced the signing of a new sale of shares and claims agreement with Pan African Resources plc (Pan African).The disposal will be for an aggregate purchase consideration of R1.5 billion, excluding the proceeds of the Taung Gold Limited transaction and less certain distributions made by Evander to Harmony between 1 April 2012 and the close of the transaction.

The transaction is subject to, among others, the following conditions precedent:

• Pan African obtaining the requisite shareholder approval for the acquisition; and

• obtaining all relevant regulatory approvals.

The operation also meets the requirements to be classified as a discontinued operation. The comparative figures in the income statement have been re-presented as a result.

Evander 6 and Twistdraai

The conditions precedent for the sale of Evander 6 and Twistdraai were fulfilled and the transaction became effective on 30 May 2012. A total purchase consideration of R225 million net of VAT was received from Taung Gold Limited, including the deposit of R100 million received in April 2011. The group recognised a total profit of R230 million in the June 2012 quarter within discontinued operations.

5.   Deferred taxation

The deferred taxation debit of R270 million in the income statement in the June 2012 quarter is due to the annual re-assessment of the Life-of-Mine deferred tax rates.

The deferred tax for the March 2012 quarter includes a tax credit of R605 million, relating to a change in the gold mining tax rate formula in South Africa. With the introduction of Dividend Tax, the higher gold mining tax rate formula was repealed resulting in lower income tax and deferred tax rates.

6.   Earnings and net asset value per share

	Quarter ended			Year ended	
	30 June 2012 (Unaudited)	31 March 2012 (Unaudited)	30 June [1] 2011 (Unaudited)	30 June 2012	30 June[1] 2011 (Audited)
Weighted average number of shares (million)	431.4	431.3	430.0	430.8	429.3
Weighted average number of diluted shares (million)	432.3	432.8	431.4	432.0	430.4
Total earnings per share (cents):					
Basic earnings/(loss)	11	235	(10)	600	144
Diluted earnings/(loss)	11	234	(10)	598	144
Headline (loss)/earnings	(20)	234	30	551	223
– from continuing operations	(25)	201	17	451	232
– from discontinued operations	5	33	13	100	(9)
Diluted headline (loss)/earnings	(20)	233	30	549	223
– from continuing operations	(25)	200	17	449	232
– from discontinued operations	5	33	13	100	(9)
Figures in million					
Reconciliation of headline earnings:					
Continuing operations					
Net (loss)/profit	(133)	873	(98)	1 993	633
Adjusted for:					
(Reversal of impairment)/impairment of investment in associate*	–	(6)	(18)	(56)	142
Impairment of investments*	144	–	–	144	–
Foreign exchange loss reclassified from other comprehensive income*	–	–	–	–	47
(Reversal of impairment)/impairment of assets	(60)	–	264	(60)	264
Taxation effect on impairment of assets	(34)	–	(66)	(34)	(66)
Other adjustments	(34)	–	(11)	(63)	(34)
Taxation effect on other adjustments	9	(1)	3	16	8
Headline (loss)/earnings	**(108)**	**866**	**74**	**1 940**	**994**
Discontinued operations					
Net profit/(loss)	180	141	56	592	(16)
Adjusted for:					
Profit on sale of investment in subsidiary	–	–	–	–	(54)
Taxation effect of profit on sale of investment in subsidiary	–	–	–	–	34
Profit on sale of property, plant and equipment	(230)	–	–	(232)	(2)
Taxation effect of profit on sale of property, plant and equipment	71	–	–	72	1
Headline earnings/(loss)	**21**	**141**	**56**	**432**	**(37)**
Total headline (loss)/earnings	**(87)**	**1 007**	**130**	**2 372**	**957**

[1]   The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 4 in this regard.

*   There is no taxation effect on these items.

Net asset value per share

	At 30 June 2012	At 31 March 2012 (Unaudited)	At 30 June 2011 (Audited)
Number of shares in issue	431 564 236	431 471 444	430 084 628
Net asset value per share (cents)	7 884	7 728	7 013

7. Borrowings

The Nedbank revolving credit facility was repaid in full during the December 2011 quarter and the full R850 million facility is available until December 2013.

The balance on the Nedbank term facilities at 30 June 2012 is R762 million, following a repayment of R153 million on 29 June 2012.

US$40 million of the US$300 million syndicated revolving credit facility was drawn during the June 2012 quarter, taking the drawn down level to US$130 million. The facility is repayable by August 2015 and attracts interest at LIBOR plus 260 basis points, which is payable quarterly.

8. Commitments and contingencies

Figures in million	At 30 June 2012	At 31 March 2012 (Unaudited)	At 30 June 2011 (Audited)
Capital expenditure commitments:			
Contracts for capital expenditure	519	391	194
Authorised by the directors but not contracted for	2 257	3 032	1 504
	2 776	**3 423**	**1 698**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2011, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2011, except as discussed below.

Harmony reached a mutually acceptable settlement with the plaintiff class and this settlement was found to be fair and reasonable and was approved by the United States District Court in November 2011. A single class member has filed an appeal of the District Court's order approving the settlement. That appeal is currently pending in the United States Court of Appeals for the Second Circuit. The settlement amount has been paid into escrow by the company's insurers and will be distributed to the plaintiffs once the appeal has been finalised.

9. Subsequent events

On 13 August 2012, the board approved a final dividend for the 2012 financial year of 50 SA cents.

10. Segment report

The segment report follows on the page 25.

11. **Reconciliation of segment information to consolidated income statements**

	Year ended	
Figures in million	30 June 2012	30 June [1] 2011 (Audited)
The "Reconciliation of segment information to consolidated income statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	16 574	12 445
Total segment production costs	(10 678)	(9 170)
Production profit per segment report	5 896	3 275
Discontinued operations	(638)	(183)
Production profit from continuing operations	5 258	3 092
Cost of sales items, other than production costs and royalty expense	(2 226)	(2 195)
Gross profit as per income statements *	**3 032**	**897**

[1]   The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 4 in this regard.

*   The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

12. **Audit review**

The condensed consolidated financial statements for the year ended 30 June 2012 on pages 16 to 25 have been reviewed in accordance with the International Standards on Review Engagements 2410 – "Review of interim financial information performed by the independent Auditors of the entity" by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the company's registered office.

SEGMENT REPORT (Rand/Metric)

for the year ended 30 June 2012

	Revenue 30 June		Production cost 30 June		Production profit/(loss) 30 June		Capital expenditure[1] 30 June		Kilograms produced* 30 June		Tonnes milled * 30 June	
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	R million		R million		R million		R million		kg		t'000	
Continuing operations												
South Africa												
Underground												
Bambanani	549	921	597	828	(48)	93	266	321	1 374	3 051	197	426
Doornkop	1 284	781	862	601	422	180	294	292	3 075	2 512	928	718
Joel	1 124	454	565	417	559	37	84	73	2 663	1 449	557	407
Kusasalethu	2 320	1 774	1 439	1 321	881	453	415	380	5 633	5 609	1 197	1 099
Masimong	1 349	1 326	843	756	506	570	208	178	3 220	4 280	933	868
Phakisa	1 064	551	803	473	261	78	302	369	2 541	1 762	521	387
Target	1 997	1 080	1 283	815	714	265	349	439	4 753	3 981	1 104	805
Tshepong	2 219	2 007	1 275	1 172	944	835	288	273	5 287	6 468	1 233	1 343
Virginia [2]	672	682	494	562	178	120	71	79	1 593	2 213	394	576
Surface												
All other surface operations	1 428	1 044	899	844	529	200	162	147	3 372	3 358	9 324	10 141
Total South Africa	**14 006**	**10 620**	**9 060**	**7 789**	**4 946**	**2 831**	**2 439**	**2 551**	**33 511**	**34 683**	**16 388**	**16 770**
International												
Hidden Valley	1 163	976	851	715	312	261	296	289	2 762	3 118	1 766	1 679
Other	–	–	–	–	–	–	314	–	–	–	–	–
Total international	**1 163**	**976**	**851**	**715**	**312**	**261**	**610**	**289**	**2 762**	**3 118**	**1 766**	**1 679**
Total continuing operations	**15 169**	**11 596**	**9 911**	**8 504**	**5 258**	**3 092**	**3 049**	**2 840**	**36 273**	**37 801**	**18 154**	**18 449**
Discontinued operations												
Evander	1 405	849	767	666	638	183	177	196	3 369	2 734	638	831
Total discontinued operations	**1 405**	**849**	**767**	**666**	**638**	**183**	**177**	**196**	**3 369**	**2 734**	**638**	**831**
Total operations	**16 574**	**12 445**	**10 678**	**9 170**	**5 896**	**3 275**	**3 226**	**3 036**	**39 642**	**40 535**	**18 792**	**19 280**
Reconciliation of the segment information to the consolidated income statement (refer to note 11)	(1 405)	(849)	(767)	(666)								
	15 169	**11 596**	**9 911**	**8 504**								

[1] Excludes non-operational capital expenditure for 2011 relating of PNG of R60 million and exploration capitalised of R9 million.

[2] The Virginia segment included Merriespruit 1 until it was placed on care and maintenance in October 2010.

* Production statistics are unaudited.

The segment report for the year ended 30 June 2011 has been audited.

Operating results (US$/Imperial)

		Three months ended	South Africa – Underground production – Bamba-nani	Doorn-kop	Joel	Kusasa-lethu	Masi-mong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Unisel	Total Under-ground	South Africa – Surface production – Kalgold	Phoenix	Dumps	Total Surface	Other	Total South Africa	International – Hidden Valley	Other	Total Continuing Operations	Discontinued Operations – Evander	Evander Surface	Harmony Total
Ore milled	**– t'000**	**Jun-12**	**24**	**288**	**162**	**372**	**255**	**169**	**13**	**198**	**88**	**350**	**124**	**2 043**	**372**	**1 423**	**772**	**2 567**	**–**	**4 610**	**506**	**–**	**5 116**	**107**	**55**	**5 278**
		Mar-12	22	174	125	301	262	142	12	210	90	356	99	1 793	342	1 385	895	2 622	–	4 415	461	–	4 876	136	54	5 066
Gold produced	**– oz**	**Jun-12**	**6 462**	**26 106**	**25 399**	**51 120**	**24 242**	**23 824**	**3 376**	**25 978**	**9 324**	**40 253**	**14 757**	**250 841**	**8 777**	**6 430**	**10 610**	**25 817**	**–**	**276 658**	**21 348**	**–**	**298 006**	**20 898**	**1 447**	**320 351**
		Mar-12	5 369	16 075	14 629	39 256	24 949	19 805	2 443	27 714	9 517	41 699	10 674	212 130	7 234	6 430	12 153	25 817	–	237 947	15 754	–	253 701	26 685	1 029	281 415
Yield	**– oz/t**	**Jun-12**	**0.269**	**0.091**	**0.157**	**0.137**	**0.095**	**0.141**	**0.260**	**0.131**	**0.106**	**0.115**	**0.119**	**0.123**	**0.024**	**0.005**	**0.014**	**0.010**	**–**	**0.060**	**0.042**	**–**	**0.058**	**0.195**	**0.026**	**0.061**
		Mar-12	0.244	0.092	0.117	0.130	0.095	0.139	0.204	0.132	0.106	0.117	0.108	0.118	0.021	0.005	0.014	0.010	–	0.054	0.034	–	0.052	0.196	0.019	0.056
Cash operating costs	**– $/oz**	**Jun-12**	**1 632**	**1 082**	**692**	**931**	**1 059**	**1 136**	**1 221**	**1 079**	**1 469**	**1 041**	**1 085**	**1 038**	**961**	**968**	**947**	**957**	**–**	**1 031**	**1 510**	**–**	**1 065**	**1 165**	**1 008**	**1 071**
		Mar-12	1 991	1 617	1 132	1 166	1 063	1 322	1 801	966	1 426	982	1 435	1 191	1 300	971	1 063	1 107	–	1 182	1 721	–	1 216	864	1 113	1 182
Cash operating costs	**– $/t**	**Jun-12**	**440**	**98**	**109**	**128**	**101**	**160**	**317**	**142**	**156**	**120**	**129**	**127**	**23**	**4**	**13**	**10**	**–**	**62**	**64**	**–**	**62**	**227**	**27**	**65**
		Mar-12	486	149	132	152	101	184	367	127	151	115	155	141	27	5	14	11	–	64	59	–	63	170	21	66
Gold sold	**– oz**	**Jun-12**	**6 462**	**26 267**	**26 814**	**48 612**	**24 177**	**23 759**	**3 344**	**28 196**	**10 095**	**40 092**	**14 725**	**252 543**	**9 517**	**6 623**	**10 770**	**26 910**	**–**	**279 453**	**20 609**	**–**	**300 062**	**21 219**	**1 447**	**322 728**
		Mar-12	5 241	14 821	12 410	44 497	24 274	19 258	2 379	25 753	8 841	40 574	10 385	208 433	6 655	6 494	12 185	25 334	–	233 767	13 053	–	246 820	27 328	1 029	275 177
Revenue	**($'000)**	**Jun-12**	**10 423**	**42 423**	**43 304**	**79 008**	**38 998**	**38 325**	**5 397**	**45 362**	**16 283**	**64 668**	**23 756**	**407 947**	**15 390**	**10 723**	**17 352**	**43 465**	**–**	**451 412**	**33 102**	**–**	**484 514**	**34 392**	**2 340**	**521 246**
		Mar-12	8 830	24 962	20 807	74 971	40 959	32 496	4 010	43 341	14 895	68 449	17 478	351 198	11 319	10 948	20 568	42 835	–	394 033	22 608	–	416 641	46 120	1 725	464 486
Cash operating costs	**($'000)**	**Jun-12**	**10 549**	**28 249**	**17 588**	**47 590**	**25 676**	**27 069**	**4 123**	**28 034**	**13 694**	**41 896**	**16 010**	**260 478**	**8 438**	**6 226**	**10 044**	**24 708**	**–**	**285 186**	**32 240**	**–**	**317 426**	**24 341**	**1 458**	**343 225**
		Mar-12	10 688	25 990	16 557	45 762	26 516	26 177	4 401	26 773	13 573	40 964	15 316	252 717	9 404	6 246	12 923	28 573	–	281 290	27 105	–	308 395	23 066	1 145	332 606
Inventory movement	**($'000)**	**Jun-12**	**(77)**	**884**	**2 087**	**(2 359)**	**6**	**(284)**	**(60)**	**2 269**	**1 111**	**27**	**(274)**	**3 330**	**1 535**	**327**	**275**	**2 137**	**–**	**5 467**	**2 146**	**–**	**7 613**	**(783)**	**–**	**6 830**
		Mar-12	(205)	(3 053)	(2 774)	7 488	(1 018)	(842)	(84)	(2 595)	(1 319)	(1 662)	(383)	(6 447)	(1 397)	(362)	680	(1 079)	–	(7 526)	(6 943)	–	(14 469)	1 143	–	(13 326)
Operating costs	**($'000)**	**Jun-12**	**10 472**	**29 133**	**19 675**	**45 231**	**25 682**	**26 785**	**4 063**	**30 303**	**14 805**	**41 923**	**15 736**	**263 808**	**9 973**	**6 553**	**10 319**	**26 845**	**–**	**290 653**	**34 386**	**–**	**325 039**	**23 558**	**1 458**	**350 055**
		Mar-12	10 483	22 937	13 783	53 250	25 498	25 335	4 317	24 178	12 254	39 302	14 933	246 270	8 007	5 884	13 603	27 494	–	273 764	20 162	–	293 926	24 209	1 145	319 280
Operating profit/(loss)	**($'000)**	**Jun-12**	**(49)**	**13 290**	**23 629**	**33 777**	**13 316**	**11 540**	**1 334**	**15 059**	**1 478**	**22 745**	**8 020**	**144 139**	**5 417**	**4 170**	**7 033**	**16 620**	**–**	**160 759**	**(1 284)**	**–**	**159 475**	**10 834**	**882**	**171 191**
		Mar-12	(1 653)	2 025	7 024	21 721	15 461	7 161	(307)	19 163	2 641	29 147	2 545	104 928	3 312	5 064	6 965	15 341	–	120 269	2 446	–	122 715	21 911	580	145 206
Capital expenditure	**($'000)**	**Jun-12**	**5 318**	**11 376**	**5 157**	**12 683**	**5 185**	**9 257**	**1 361**	**8 763**	**3 917**	**10 937**	**2 504**	**76 458**	**3 398**	**2 660**	**1 099**	**7 157**	**969**	**84 584**	**14 943**	**14 982**	**114 509**	**5 730**	**–**	**120 239**
		Mar-12	7 061	8 025	1 818	13 155	5 702	10 100	1 896	7 678	2 815	8 292	2 213	68 755	2 407	358	183	2 948	1 236	72 939	10 605	10 121	93 665	5 492	–	99 157

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended			Year ended	
	30 June 2012 (Unaudited)	31 March 2012 (Unaudited)	30 June[1] 2011 (Unaudited)	30 June 2012 (Unaudited)	30 June[1] 2011 (Audited)
Continuing operations					
Revenue	485	417	465	1 953	1 659
Cost of sales	(409)	(351)	(475)	(1 562)	(1 533)
Production costs	(325)	(294)	(348)	(1 276)	(1 218)
Amortisation and depreciation	(67)	(55)	(64)	(247)	(230)
Reversal of impairment/(impairment) of assets	7	–	(39)	8	(39)
Employment termination and restructuring costs	(1)	(2)	–	(10)	(20)
Other items	(23)	–	(24)	(37)	(26)
Gross profit/(loss)	**76**	**66**	**(10)**	**391**	**126**
Corporate, administration and other expenditure	(11)	(13)	(10)	(45)	(46)
Social investment expenditure	(3)	(3)	(2)	(9)	(12)
Exploration expenditure	(20)	(18)	(15)	(64)	(46)
Profit on sale of property, plant and equipment	4	–	1	8	4
Other (expenses)/income – net	(9)	(1)	5	(6)	(3)
Operating profit/(loss)	**37**	**31**	**(31)**	**275**	**23**
Loss from associates	–	–	–	–	(7)
Reversal of impairment/(impairment) of investment in associate	–	1	3	7	(20)
Impairment of investments	(18)	–	–	(19)	–
Net gain on financial instruments	1	5	3	11	18
Gain on farm-in option	–	–	–	–	38
Investment income	4	3	3	12	19
Finance cost	(8)	(8)	(12)	(36)	(38)
Profit/(loss) before taxation	**16**	**32**	**(34)**	**250**	**33**
Taxation	(32)	82	21	8	55
Normal taxation	1	(2)	–	(14)	(3)
Deferred taxation	(33)	84	21	22	58
Net (loss)/profit from continuing operations	**(16)**	**114**	**(13)**	**258**	**88**
Discontinued operations					
Profit/(loss) from discontinued operations	22	18	8	75	(2)
Net profit/(loss) for the period	**6**	**132**	**(5)**	**333**	**86**
Attributable to:					
Owners of the parent	6	132	(5)	333	86
Earnings/(loss) per ordinary share (cents)					
(Loss)/earnings from continuing operations	(4)	26	(3)	59	21
Earnings/(loss) from discontinued operations	5	4	2	18	(1)
Total earnings/(loss)	**1**	**30**	**(1)**	**77**	**20**
Diluted earnings/(loss) per ordinary share (cents)					
(Loss)/earnings from continuing operations	(4)	26	(3)	59	21
Earnings/(loss) from discontinued operations	5	4	2	18	(1)
Total diluted earnings/(loss)	**1**	**30**	**(1)**	**77**	**20**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation.

The currency conversion average rates for the quarter ended: June 2012: US$1 = R8.12 (March 2012: US$1 = R7.73, June 2011: US$1 = 6.78). For year ended: June 2012: US$1 = R7.77 (June 2011: US$1 = R 6.99).

The income statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report, but is re-presented due to Evander being reclassified as a discontinued operation.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

| | Quarter ended | | | Year ended | |
Figures in million	30 June 2012 (Unaudited)	31 March 2012 (Unaudited)	30 June 2011 (Unaudited)	30 June 2012 (Unaudited)	30 June 2011 (Audited)
Net profit/(loss) for the period	6	132	(5)	333	86
Other comprehensive income/(loss) for the period, net of income tax	74	(19)	62	204	540
Foreign exchange translation	62	(20)	70	191	555
(Loss)/gain on fair value movement of available-for-sale investments	(6)	1	(8)	(6)	(15)
Impairment of available-for-sale investments recognised in profit or loss	18	–	–	19	–
Total comprehensive income for the period	**80**	**113**	**57**	**537**	**626**
Attributable to:					
Owners of the parent	80	113	57	537	626

The currency conversion average rates for the quarter ended: June 2012: US$1 = R8.12 (March 2012: US$1 = R7.73, June 2011: US$1 = 6.78). For year ended: June 2012: US$1 = R7.77 (June 2011: US$1 = R 6.99).

The statement of comprehensive income for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

Note on convenience translations

Except where specific statements have been extracted from the 2011 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 28 to 33.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)

Figures in million	At 30 June 2012 (Unaudited)	At 31 March 2012 (Unaudited)	At 30 June 2011 (Audited)
ASSETS			
Non-current assets			
Property, plant and equipment	4 003	4 161	4 607
Intangible assets	268	286	320
Restricted cash	4	4	5
Restricted investments	224	235	278
Deferred tax assets	59	136	170
Investments in financial assets	18	24	27
Inventories	7	21	25
Trade and other receivables	3	5	3
Total non-current assets	**4 586**	**4 872**	**5 435**
Current assets			
Inventories	121	141	124
Trade and other receivables	152	164	158
Income and mining taxes	26	18	21
Cash and cash equivalents	216	186	102
	515	509	405
Assets of disposal groups classified as held for sale	174	173	40
Total current assets	**689**	**682**	**445**
Total assets	**5 275**	**5 554**	**5 880**
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 452	3 689	4 033
Other reserves	298	236	519
Retained earnings/(accumulated loss)	396	417	(102)
Total equity	**4 146**	**4 342**	**4 450**
Non-current liabilities			
Deferred tax liabilities	397	465	623
Provision for environmental rehabilitation	227	248	291
Retirement benefit obligation and other provisions	25	24	26
Borrowings	183	166	181
Total non-current liabilities	**832**	**903**	**1 121**
Current liabilities			
Borrowings	38	41	49
Income and mining taxes	–	1	–
Trade and other payables	213	201	258
	251	243	307
Liabilities of disposal groups classified as held for sale	46	66	2
Total current liabilities	**297**	**309**	**309**
Total equity and liabilities	**5 275**	**5 554**	**5 880**

The balance sheet for June 2012 converted at a conversion rate of US$1 = R8.21(March 2012 US$1 = R 7.68, June 2011: US$1 = R6.78).

The balance sheet as at 30 June 2011 has been extracted from the 2011 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the year ended 30 June 2012 (Convenience translation)

Figures in million	Share capital	Other reserves	Retained earnings/ (Accumulated loss)	Total
Balance – 30 June 2011	3 448	93	133	3 674
Issue of shares	4	–	–	4
Share-based payments	–	12	–	12
Net profit for the period	–	–	315	315
Other comprehensive income for the period	–	193	–	193
Dividends paid	–	–	(52)	(52)
Balance – 30 June 2012	**3 452**	**298**	**396**	**4 146**
Balance – 30 June 2010	4 027	(40)	(159)	3 828
Issue of shares	6	–	–	6
Share-based payments	–	19	–	19
Net profit for the period	–	–	86	86
Other comprehensive income for the period	–	540	–	540
Dividends paid	–	–	(29)	(29)
Balance – 30 June 2011	**4 033**	**519**	**(102)**	**4 450**

The currency conversion closing rates for the year ended 30 June 2012: US$1 = R8.21 (June 2011: US$1 = R6.78).

The statement of changes in equity for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

The statement of changes in equity for the year ended 30 June 2012 is unaudited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)

	Quarter ended			Year ended	
	30 June 2012 (Unaudited)	31 March 2012 (Unaudited)	30 June 2011 (Unaudited)	30 June 2012 (Unaudited)	30 June 2011 (Audited)
Figures in million					
Cash flow from operating activities					
Cash generated by operations	149	88	155	586	346
Interest and dividends received	2	4	4	10	20
Interest paid	(5)	(3)	(5)	(18)	(19)
Income and mining taxes (paid)/refunded	(20)	5	(3)	(36)	(7)
Cash generated by operating activities	**126**	**94**	**151**	**542**	**340**
Cash flow from investing activities					
(Increase)/decrease in restricted cash	–	–	(1)	–	17
Proceeds on disposal of investment in subsidiary	–	–	–	–	30
Proceeds on disposal of investment in associate	4	25	–	29	–
Payment for Evander 6 and Twistdraai transaction	15	–	15	16	15
Other investing activities	(7)	(4)	(1)	(11)	2
Net additions to property, plant and equipment	(117)	(96)	(122)	(404)	(445)
Cash utilised by investing activities	**(105)**	**(75)**	**(109)**	**(370)**	**(381)**
Cash flow from financing activities					
Borrowings raised	42	40	22	186	134
Borrowings repaid	(20)	(2)	(60)	(161)	(81)
Ordinary shares issued – net of expenses	–	–	2	3	6
Dividends paid	–	(23)	–	(55)	(30)
Cash generated/(utilised) by financing activities	**22**	**15**	**(36)**	**(27)**	**29**
Foreign currency translation adjustments	**(13)**	**(4)**	**(1)**	**(31)**	**13**
Net increase in cash and cash equivalents	30	30	5	114	1
Cash and cash equivalents – beginning of period	186	156	97	102	101
Cash and cash equivalents – end of period	**216**	**186**	**102**	**216**	**102**

The currency conversion average rates for the quarter ended: June 2012: US$1 = R8.12 (March 2012: US$1 = R7.73, June 2011: US$1 = 6.78).
For year ended: June 2012: US$1 = R7.77 (June 2011: US$1 = R 6.99).

Closing balance translated at closing rates of: June 2012: US$1 = R8.21 (March 2012: US$1 = R7.68, June 2011: US$ = R6.78).

The cash flow statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

Segment report (US$/Imperial)
for the year ended 30 June 2012

	Revenue 30 June		Production cost 30 June		Production profit/(loss) 30 June		Capital expenditure[1] 30 June		Ounces produced* 30 June		Tons milled * 30 June	
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	US$ million		US$ million		US$ million		US$ million		oz		t'000	
Continuing operations												
South Africa												
Underground												
Bambanani	71	132	77	118	(6)	14	34	46	44 174	98 092	217	470
Doornkop	165	112	111	86	54	26	38	42	98 863	80 763	1 023	792
Joel	145	65	73	60	72	5	11	11	85 618	46 586	614	448
Kusasalethu	299	254	185	189	114	65	53	54	181 105	180 334	1 320	1 212
Masimong	174	190	109	108	65	82	27	26	103 526	137 605	1 029	957
Phakisa	137	79	103	68	34	11	39	53	81 695	56 649	575	427
Target	257	154	165	117	92	37	45	63	152 814	127 992	1 217	888
Tshepong	286	287	164	168	122	119	37	39	169 980	207 950	1 359	1 481
Virginia [2]	86	98	64	80	22	18	9	11	51 216	71 149	434	636
Surface												
All other surface operations	183	148	115	121	68	27	20	21	108 412	107 962	10 281	11 181
Total South Africa	**1 803**	**1 519**	**1 166**	**1 115**	**637**	**404**	**313**	**366**	**1 077 403**	**1 115 082**	**18 069**	**18 492**
International												
Hidden Valley	150	140	110	103	40	37	38	42	88 800	100 246	1 948	1 852
Other	–	–	–	–	–	–	40	–	–	–	–	–
Total international	**150**	**140**	**110**	**103**	**40**	**37**	**78**	**42**	**88 800**	**100 246**	**1 948**	**1 852**
Total continuing operations	**1 953**	**1 659**	**1 276**	**1 218**	**677**	**441**	**391**	**408**	**1 166 203**	**1 215 328**	**20 017**	**20 344**
Discontinued operations												
Evander	181	122	99	95	82	27	23	28	108 317	87 900	704	916
Total discontinued operations	**181**	**122**	**99**	**95**	**82**	**27**	**23**	**28**	**108 317**	**87 900**	**704**	**916**
Total operations	**2 134**	**1 781**	**1 375**	**1 313**	**759**	**468**	**414**	**436**	**1 274 520**	**1 303 228**	**20 721**	**21 260**

(1) Excludes non-operational capital expenditure for 2011 relating of PNG of US$8 million and exploration capitalised of US$1 million.

(2) The Virginia segment included Merriespruit 1 until it was placed on care and maintenance in October 2010.

* Production statistics are unaudited.

The segment report for the year ended 30 June 2011 has been extracted from the 2011 Annual Report and is audited. The segment report from the year ended 30 June 2012 is unaudited.

DEVELOPMENT RESULTS (Metric)

Quarter ended June 2012

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)
Tshepong					
Basal	444	416	9.34	153.86	1 438
B Reef	164	116	69.70	12.36	861
All Reefs	**608**	**532**	**22.46**	**58.43**	**1 312**
Phakisa & Nyala					
Basal	468	482	90.35	10.92	987
All Reefs	**468**	**482**	**90.35**	**10.92**	**987**
Total Bambanani					
(Incl. Bambanani. Steyn 2)					
Basal	74	73	169.69	18.20	3 088
All Reefs	**74**	**73**	**169.69**	**18.20**	**3 088**
Bambanani					
Basal	74	73	169.69	18.20	3 088
All Reefs	**74**	**73**	**169.69**	**18.20**	**3 088**
Doornkop					
South Reef	415	386	37.92	22.13	839
All Reefs	**415**	**386**	**37.92**	**22.13**	**839**
Kusasalethu					
VCR Reef	498	486	75.37	19.56	1 474
All Reefs	**498**	**486**	**75.37**	**19.56**	**1 474**
Target					
Elsburg	435	293	102.80	10.24	1 052
Basal	9	9	23.76	30.60	727
A Reef	105	56	154.29	10.26	1 583
B Reef	82	66	138.43	8.07	1 118
All Reefs	**631**	**423**	**113.55**	**9.92**	**1 126**
Target 1					
Elsburg	136	60	215.36	9.84	2 118
All Reefs	**136**	**60**	**215.36**	**9.84**	**2 118**
Target 3					
Elsburg	299	233	74.09	10.53	780
Basal	9	9	23.76	30.60	727
A Reef	105	56	154.29	10.26	1 583
B Reef	82	66	138.43	8.07	1 118
All Reefs	**495**	**363**	**96.88**	**9.95**	**964**
Masimong					
Basal	442	377	51.60	15.04	776
B Reef	112	129	77.77	12.04	936
All Reefs	**554**	**506**	**58.27**	**14.02**	**817**
Evander					
Kimberley	382	373	44.90	32.07	1 440
All Reefs	**382**	**373**	**44.90**	**32.07**	**1 440**
Virginia					
(Unisel)					
Basal	243.4	192	142.62	10.42	1 486
Leader	354.3	306	198.02	6.25	1 237
Middle	32.1	25	91.06	15.23	1 387
All Reefs	**630**	**522**	**172.63**	**7.74**	**1 336**
Joel					
Beatrix	353	365	156.62	8.70	1 363
All Reefs	**353**	**365**	**156.62**	**8.70**	**1 363**
Total Harmony					
Basal	1 680	1548	68.99	17.62	1 216
Beatrix	353	365	156.62	8.70	1 363
Leader	354	306	198.02	6.25	1 237
B Reef	358	310	87.59	10.81	947
A Reef	105.4	56	154.29	10.26	1 583
Middle	32.1	24.5	91.06	15.23	1 387
Elsburg	435.0	292.75	102.80	10.24	1 052
Kimberley	382.2	372.75	44.90	32.07	1 440
South Reef	415	386.25	37.92	22.13	839
VCR	498	486	75.37	19.56	1 474
All Reefs	**4 614**	**4 147**	**86.96**	**14.03**	**1 220**

DEVELOPMENT RESULTS (Imperial)

Quarter ended June 2012

	Reef (feet)	Sampled (feet)	Channel width (inches)	Channel value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	1 456	1 365	4	4.13	17
B Reef	539	379	27	0.37	10
All Reefs	**1 995**	**1 744**	**9**	**1.67**	**15**
Phakisa & Nyala					
Basal	1 536	1 581	36	0.31	11
All Reefs	**1 536**	**1 581**	**36**	**0.31**	**11**
Total Bambanani					
(Incl. Bambanani. Steyn 2)					
Basal	243	239	67	0.53	35
All Reefs	**243**	**239**	**67**	**0.53**	**35**
Bambanani					
Basal	243	239	67	0.53	35
All Reefs	**243**	**239**	**67**	**0.53**	**35**
Doornkop					
South Reef	1 362	1 267	15	0.64	10
All Reefs	**1 362**	**1 267**	**15**	**0.64**	**10**
Kusasalethu					
VCR Reef	1 634	1 594	30	0.56	17
All Reefs	**1 634**	**1 594**	**30**	**0.56**	**17**
Target					
Elsburg	1 427	960	40	0.30	12
Basal	29	28	9	0.93	8
A Reef	346	184	61	0.30	18
B Reef	269	215	54	0.24	13
All Reefs	**2 071**	**1 387**	**45**	**0.29**	**13**
Target 1					
Elsburg	446	195	85	0.29	24
All Reefs	**446**	**195**	**85**	**0.29**	**24**
Target 3					
Elsburg	981	765	29	0.31	9
Basal	29	28	9	0.93	8
A Reef	346	184	61	0.30	18
B Reef	269	215	54	0.24	13
All Reefs	**1 625**	**1 192**	**38**	**0.29**	**11**
Masimong					
Basal	1 450	1 237	20	0.45	9
B Reef	367	422	31	0.35	11
All Reefs	**1 818**	**1 659**	**23**	**0.41**	**9**
Evander					
Kimberley	1254	1223	18	0.92	17
All Reefs	**1 254**	**1 223**	**18**	**0.92**	**17**
Virginia					
(Unisel)					
Basal	799	629	56	0.30	17
Leader	1 162	1 002	78	0.18	14
Middle	105	80	36	0.44	16
All Reefs	**2 066**	**1 712**	**68**	**0.23**	**15**
Joel					
Beatrix	1 158	1 198	62	0.25	16
All Reefs	**1 158**	**1 198**	**62**	**0.25**	**16**
Total Harmony					
Basal	5 512	5 079	27.00	0.52	13.96
Beatrix	1 158	1 198	62.00	0.25	15.65
Leader	1 162	1 002	78.00	0.18	14.21
B Reef	1 176	1 016	34.00	0.32	10.87
A Reef	346	184	61.00	0.30	18.18
Middle	105	80	36.00	0.44	15.93
Elsburg	1 427	960	40.00	0.30	12.08
Kimberley	1 254	1 223	18.00	0.92	16.53
South Reef	1 362	1 267	15.00	0.64	9.64
VCR	1 634	1 594	30.00	0.56	16.92
All Reefs	**15 137**	**13 605**	**34.00**	**0.41**	**14**

NOTES

  

CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: **+27 11 411 2000**
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Motloba*^, M Msimang*^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Henrika Basterfield
Investor Relations Officer
Telephone: **+27 11 411 2314**
Fax: **+27 11 692 3879**
Mobile: **+27 82 759 1775**
E-mail: **henrika@harmony.co.za**

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: **+27 11 411 2037**
Fax: **+27 86 614 0999**
Mobile: **+27 82 888 1242**
E-mail: **marian@harmony.co.za**

Company Secretary

Riana Bisschoff
Telephone: **+27 11 411 6020**
Mobile: **+27 83 629 4706**
E-mail: **riana.bisschoff@harmony.co.za**

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: **+27 86 154 6572**
Fax: **+27 86 674 4381**

United Kingdom Registrars

Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: **0871 664 0300 (UK)** *(calls cost 10p a minute plus network extras, lines are open 8:30am – 5:30pm, Monday to Friday)*
or **+44 (0) 20 8639 3399** *(calls from overseas)*
Fax: **+44 (0) 20 8639 2220**

ADR Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail Queries: **adr@db.com**
Toll Free: **+1-866-243-9656**
Intl: **+1-718-921-8200**
Fax: **+1-718-921-8334**

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: **+27 11 507 0300**
Fax: **+27 11 507 0503**

Trading Symbols

JSE Limited: **HAR**
New York Stock Exchange, Inc: **HMY**
Euronext, Brussels: **HMY**
Berlin Stock Exchange: **HAM1**

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 16, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director